Exhibit 2.1

Execution Copy

Certain information contained in this Exhibit has been excluded pursuant to Regulation S-K Item 601(b) because it is both (1) not material and (2) of the type that the Company treats as private or confidential. The redaction of such information is indicated by “[***]”.

SHARE PURCHASE AGREEMENT

26 June 2026

relating to the sale and purchase of the entire issued share capital of

HELVOET POLYMER TECHNOLOGIES B.V.

and

HELVOET RUBBER & PLASTICS TECHNOLOGIES (INDIA) PVT. LTD.

between

HYDRATEC INDUSTRIES N.V.

as Seller

and

KIMBALL ELECTRONICS NETHERLANDS, B.V., a wholly owned subsidiary of Kimball Electronics, Inc.

as Purchaser

Execution Copy

	TABLE OF CONTENTS
Clause		Page
1	DEFINITIONS AND INTERPRETATION	6
2	SALE, PURCHASE AND TRANSFER	17
3	PURCHASE PRICE	18
4	COMPLETION ACCOUNTS HELVOET NETHERLANDS	19
5	COMPLETION CONDITIONS	22
6	COMPLETION	24
7	POST-COMPLETION OBLIGATIONS	25
8	WARRANTIES	26
9	CLAIMS	28
10	LIMITATION OF LIABILITY	28
11	TAX MATTERS AND INDEMNITIES	30
12	CONFIDENTIALITY AND ANNOUNCEMENTS	32
13	TERMINATION	34
14	THE GUARANTOR	34
15	MISCELLANEOUS	34

SCHEDULES

1    Deed of Transfer
2    Data Room index
3    (Draft) Completion Accounts and definitions
4    Independent Expert procedure
5    Completion actions
6    Seller’s Warranties
7    Purchaser’s Warranties
8    Press Release

ANNEXES

1    W&I Insurance Policy
2    [Disclosure Letter]
3    Escrow Agreement
4    Material Customers

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THIS SHARE PURCHASE AGREEMENT (this Agreement) is dated 26 June 2026 and made between:

(1)    HYDRATEC INDUSTRIES N.V., a public limited liability company incorporated under the laws of the Netherlands, having its statutory seat in Amersfoort, the Netherlands, and its registered office address at Spoetnik 20, 3824 MG Amersfoort, the Netherlands, registered with the Dutch trade register under number 23073095 (Hydratec or the Seller);

and

(2)    KIMBALL ELECTRONICS NETHERLANDS, B.V., a private company with limited liability incorporated under the laws of the Netherlands, having its statutory seat and its registered office address at Weesperstraat 61-105, 1018 VN Amsterdam, the Netherlands, registered with the Dutch trade register under number 34149958 (the Purchaser);

and

(3)    KIMBALL ELECTRONICS, INC, a public company incorporated under the laws of the State of Indiana, United States of America, having its registered office at 1205 Kimball Blvd, Jasper, Indiana 47546, United States (the Guarantor), acting in its capacity as parent guarantor to the Purchaser, pursuant to Clause 14 (The Guarantor);

The Seller and the Purchaser shall hereinafter collectively be referred to as the Parties and each individually as a Party;

WHEREAS:

(A)    Hydratec holds all issued and outstanding shares in the capital of Helvoet Polymer Technologies B.V., previously known under the statutory name Helvoet Rubber & Plastic Technologies B.V., a private company with limited liability incorporated under the laws of the Netherlands, having its statutory seat and its registered office address at Centaurusweg 146, 5015 TA Tilburg, the Netherlands, registered with the Dutch trade register under number 33289134 (Helvoet Netherlands), (the Helvoet Netherlands Shares);

(B)    Hydratec holds one (1) share in the capital of Helvoet Rubber & Plastics Technologies Pvt. Ltd., a private company with limited liability incorporated under the laws of India, having its statutory seat and its registered office address at Near Loni Railway Station, Pune Solapur Road, Loni Kalbhor, Pune-412201, Maharashtra, India, registered with the corporate identification number (CIN) U25200PN2004PTC129351 (Helvoet India), (the Helvoet India Share);

(C)    Helvoet Netherlands holds the remainder of the issued and outstanding shares in Helvoet India;

(D)    The Helvoet Netherlands Shares and the Helvoet India Share are hereinafter collectively referred to as the Shares;

(E)    Helvoet Netherlands and Helvoet India are hereinafter collectively referred to as the Group or the Group Companies, and each as a Group Company;

(F)    The Group Companies are engaged in the development, manufacturing, assembly, engineering, tooling, technical support, commercialization, and production of components and related services for medical and non-medical technical consumables, medical devices, primary packaging, medicine delivery products and microfluidic products and other products or services conducted, quoted, or actively pursued by the Group as at Completion, including without limitation as described in the management presentations included in folder 1.4 of the Data Room and the sales cube included in folder 4.6.1 of the Data Room (the Business);

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(G)    As a result of a recent restructuring by way of a legal demerger (juridische afsplitsing) of Helvoet Netherlands, certain assets were allocated to the newly incorporated companies under the laws of the Netherlands: Helmat B.V. and Helvoet Rubber Technologies B.V. (the Legal Demerger);

(H)    The Seller has granted the Purchaser and its Affiliates the opportunity to conduct a Due Diligence Investigation into all aspects of the Group, the Shares and the Business, including by granting the Purchaser and its Representatives access to an electronic Data Room prepared for that purpose, by organizing site visits and management presentations and by allowing the Purchaser and its Representatives to address such topics and to ask such questions as the Purchaser and its Representatives deemed important in connection with the Due Diligence Investigation. The Purchaser has conducted and completed such Due Diligence Investigation as it deemed appropriate in the circumstances, without limiting any right or remedy of the Purchaser under this Agreement;

(I)    Each Party has obtained all necessary corporate and other internal approvals to enter into this Agreement and to consummate the transactions contemplated by this Agreement other than provided in Clause 5.5 (Conditions Precedent);

(J)    The Parties have complied with the provisions of the Dutch Works Council Act (Wet op de Ondernemingsraden) in conformity with section 25 of said Act;

(K)    The Parties have complied with the provisions of the Dutch Merger Code 2015 (SER-besluit Fusiegedragsregels 2015);

(L)    The Parties have complied with anti-trust Laws;
(M)    The Purchaser has secured the funds necessary to consummate the transactions contemplated by this Agreement;

(N)    To facilitate an efficient transaction process and to provide coverage in respect of any breach of the Seller’s Warranties, the Purchaser will, on the date of this Agreement, take out a warranty and indemnity insurance, the costs of which shall be borne by Purchaser, including premium, underwriting fees, broker fees, taxes, and related costs, on the terms and conditions set forth in the policy attached to this Agreement as Annex 1 (W&I Insurance Policy); and
(O)    The Seller wishes to sell and transfer the Shares to the Purchaser and the Purchaser wishes to purchase and accept the Shares, on the terms and subject to the conditions of this Agreement.
IT IS AGREED as follows:

1    DEFINITIONS AND INTERPRETATION

1.1    Definitions

Capitalized words and expressions used in this Agreement have the meaning set out below, unless the context otherwise requires.

Accounting Principles
means the accounting policies bases, methods, practices and procedures applied in the Reference Date Accounts to the extent consistent with Schedule 3 ((Draft) Completion Accounts and definitions) and the Expected Treatment Exhibit;

Accounts Relief
means any Relief which has been treated as an asset in the Completion Accounts (including in calculating and so reducing or eliminating any provision for Tax or deferred Tax in the Accounts or Completion Accounts) or has otherwise been taken into account in determining the Purchase Price;

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Actual Cash	means the Cash of the Group as at the Completion Date, as set out in Schedule 3 ((Draft) Completion Accounts and definitions);
Actual Debt	means the Debt of the Group as at the Completion Date, as set out in Schedule 3 ((Draft) Completion Accounts and definitions);
Actual Working Capital	means the actual level of Working Capital of the Group as set out in Schedule 3 ((Draft) Completion Accounts and definitions);
Affiliate
means (i) in relation to any Person other than a natural person, any Person which is Controlled by, Controls or is under common Control with, such Person; and (ii) in relation to a natural person, his first- and second-degree relatives (whether by blood or marriage) and any Person of which he or his first- or second-degree relatives have Control, in each case from time to time;

Agreement	has the meaning given in the introduction of this Agreement;
Associated Person(s)	has the meaning given in paragraph 9.1 of Clause D of Schedule 6 (Seller’s Warranties);
Benefit Plan	has the meaning given in paragraph 4.12 of Clause D of Schedule 6 (Seller’s Warranties);

Business	has the meaning given in Recital (F);
Business Day	means a day (other than a Saturday or a Sunday or a public holiday) on which banks are open for business in the Netherlands, other than for internet banking services only;
Business Warranties	the Seller’s Warranties set out in paragraph D of Schedule 6 (Seller’s Warranties), and Business Warranty means any of them;
Cash	has the meaning given in Schedule 3 ((Draft) Completion Accounts and definitions);
CIT Fiscal Unity	means the fiscal unity (fiscale eenheid) for Dutch corporate income tax (vennootschapsbelasting) purposes pursuant to Section 15 CITA between Seller (as parent company) and Helvoet Netherlands;
CITA	means the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969);
Claim
means any claim by the Purchaser against the Seller for breach of any of the Seller’s Warranties (other than a Tax Claim), or a claim by the Purchaser against the Seller for breach of any (other) Clause of this Agreement (other than a claim under the Tax Indemnity);

Clause	a clause of this Agreement;
Completion Accounts	has the meaning given in Clause 4.3.1(a);

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Completion Accounts Statement	has the meaning given in Clause 4.3.1(b);
Completion Completion Date Completion Date Helvoet Netherlands Completion Date Helvoet India Completion Helvoet India
means the Completion Helvoet India and the Completion Helvoet Netherlands collectively, unless Completion Helvoet India is not feasible as set out in Clause 2.2.4, in which case Completion means Completion Helvoet Netherlands only until Completion Helvoet India subsequently occurs;

means the date on which Completion takes place;

means the date on which Completion Helvoet Netherlands takes place;

means the date on which Completion Helvoet India takes place;

means the transfer of the Helvoet India Share and the payment of the Completion Payment Helvoet India in accordance with this Agreement;

Completion Helvoet Netherlands	means the transfer of the Helvoet Netherlands Shares and the payment of the Completion Payment Helvoet Netherlands in accordance with this Agreement;
Completion Payment Helvoet Netherlands	has the meaning given in Clause 3.3.1;
Completion Payment Helvoet India	has the meaning given in Clause 3.3.2;
Conditions Precedent	has the meaning given in Clause 5.5.1;
Confidential Information	has the meaning given in Clause 12.1.1;
Control
means, with respect to the relevant Person, (i) the direct or indirect ownership or control of more than 50% (fifty per cent) of the (a) ownership interests or (b) voting power at the general meeting or a similar body, of that Person, or (ii) the right or ability to (a) appoint or remove or (b) direct the appointment or removal of, such number of the members of the management board or a similar body of that Person with the decisive voting power in such body;

Damage
means damage (vermogensschade) as referred to in section 6:96 DCC et seq., excluding lost profits (gederfde winst), lost opportunities and other indirect or consequential damage, except to the extent such damages are reasonably foreseeable direct damages arising from a Seller Retained Liability, it being understood that for the purposes of calculating the quantum of damages in relation to a breach of any of the Seller’s Warranties or any other provision of this Agreement, the Purchaser's damage shall be deemed to include damage of a Group Company;

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Data Room
means the electronic data room hosted by DataSite and prepared by the Seller for the purpose of facilitating the Due Diligence Investigation, with the documents therein listed in an index attached hereto as Schedule 2 (Data Room Index);

DCC	means the Dutch Civil Code;

Decree	means the decree of the Dutch State Secretary of Finance of 2 April 2024, Stcrt. 2024-11814, as amended over time;

Debt	has the meaning given in Schedule 3 ((Draft) Completion Accounts and definitions);
Deed of Transfer	means the notarial instruments for the transfer of the Helvoet Netherlands Shares, substantially in the form attached hereto as Schedule 1 (Deed of Transfer);
Disclosed
means fairly disclosed in the Disclosure Letter or in the Data Room, in each case in sufficient detail to enable a prudent and diligent purchaser with relevant experience to identify the nature and scope of the matter and its relevance to the relevant Seller’s Warranty; provided that Disclosed shall not qualify or limit Seller’s liability for Fraud or the Fundamental Warranties;

Disclosed Information
means only matters and information:

(a)    Disclosed, or

(b)    in the public domain that is accessible through the Trade Register (Handelsregister) of the Dutch Chamber of Commerce (Kamer van Koophandel). It being understood that such information in the public domain shall not qualify or limit Seller’s liability for Seller Retained Liabilities;

Disclosure Letter
means the letter from the Seller to the Purchaser, if any, dated per the Signing Date and updated per the Completion Date relating to Helvoet Netherlands, attached hereto as Annex 2 (Disclosure Letter);

DTC	means the Dutch Tax Collection Act 1990 (Invorderingswet 1990);
Dissolution Date	means the date on which Helvoet Netherlands ceases to be a member of the CIT Fiscal Unity;

Disputed Item	has the meaning given in Clause 4.3.6;
Draft Completion Accounts	has the meaning given in Clause 4.1.1;
Due Diligence Investigation	means the due diligence investigations performed by and on behalf of the Purchaser or any of its Affiliates;

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Encumbrance
means a pledge, mortgage or other security interest of any kind (other than pursuant to Law or constitutional document), or the commitment to create any of the foregoing; and to Encumber shall be construed accordingly;

Enterprise Value	means the enterprise value of the Group as mentioned in Clause 3.2.2;
Environmental Attributes
means any emissions and renewable energy credits, energy conservation credits, benefits, offsets and allowances, emission reduction credits or words of similar import or regulatory effect (including emissions reduction credits or allowances under all applicable emission trading, compliance or budget programs, or any other federal, state or regional emission, renewable energy or energy conservation trading or budget program) that have been held, allocated to or acquired for the development, construction, ownership, lease, operation, use or maintenance of any Group Company as of: (i) the date of this Agreement; and (ii) future years for which allocations have been established and are in effect as of the date of this Agreement;

Environmental Claim
means any action, order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person or entity alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence of, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit;

Environmental Law
means any applicable Law, and any order, decree, or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient or indoor air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials;

Environmental Notice
means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit;

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Environmental Permit	means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law;
Environmental Release
means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient or indoor air, surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture);

Escrow Account	has the meaning given in Clause 4.2.2;
Escrow Agent	has the meaning given in Clause 4.2.2;
Escrow Amount	has the meaning given in Clause 4.2.1;
Estimated Purchase Price Helvoet Netherlands
means the amount to be paid by the Purchaser to the Seller on the Completion Date as estimated purchase price for the Helvoet Netherlands Shares, determined in accordance with Clause 3 (Purchase Price) and subject to adjustment pursuant to Clause 4 (Completion Accounts Helvoet Netherlands);

Expected Treatment Exhibit
means the exhibit to Schedule 3 ((Draft) Completion Accounts and definitions) agreed by the Parties setting out the agreed treatment of certain debt-like, cash-like, working capital, Tax, intercompany, carve-out, transaction cost, employee-related, capex, customer advance, non-operating, non-recurring and other items for purposes of the Draft Completion Accounts, Completion Accounts, Actual Cash, Actual Debt, Actual Working Capital and Working Capital Adjustment.

Event	means any transaction, event, act, fact, circumstance or omission;

Fraud
means actual fraud, fraudulent misrepresentation, willful misconduct, intentional concealment committed by the Seller’s directors, being B.F. Aangenendt and E.H. Slijkhuis, and/or a Key Employee prior to Completion with intent to deceive the Purchaser;

Fundamental Warranties	the Seller’s Warranties set out in paragraph A, B and C of Schedule 6 (Seller’s Warranties), and Fundamental Warranty means any of them;
Governmental Entity
means any international, supranational, European Union, national, federal, regional, provincial, municipal, or local body or authority exercising a legislative, judicial, executive, regulatory or self- regulatory, administrative or other governmental function and with jurisdiction in respect of the relevant matter;

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Group or Group Companies	means Helvoet Netherlands and Helvoet India collectively and Group Company means any of these companies individually;
Group IP Agreements
means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, domain name registration agreements, terms of service and other Contracts, whether written or oral, relating to Intellectual Property to which any Group Company is a party, beneficiary or otherwise bound;

Group IP Registrations
means all Group Intellectual Property that is subject to any issuance, registration or application by or with any Governmental Entity or authorized private registrar in any jurisdiction, including issued patents, registered trademarks, domain names and copyrights, and pending applications for any of the foregoing;

Group IT Systems
means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Company;

Guarantor	has the meaning given in the introduction of this Agreement;
Hazardous Materials
means any substance, material or waste that is regulated, listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a polluting substance under any applicable Environmental Law, including petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls (PCBs), and any substance for which liability or standards of conduct may be imposed under Environmental Law;

Hazardous Materials Activities
means the manufacture, use, handling, storage, treatment, transportation, Release, disposal, or arrangement for disposal of Hazardous Materials, and any other activity or circumstance that may give rise to liability, remedial obligations, or investigatory requirements under applicable Environmental Law;

Helvoet India
means Helvoet Rubber & Plastics Technologies (India) Pvt. Ltd., a private company with limited liability incorporated under the laws of India, having its statutory seat and its registered office address at Near Loni Railway Station, Pune Solapur Road, Loni Kalbhor, Pune-412201, Maharashtra, India, registered with the corporate identification number (CIN) U25200PN2004PTC129351;

Helvoet India Share	means one (1) share in the capital of Helvoet India which is held by Hydratec;

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Helvoet Netherlands
means Helvoet Polymer Technologies B.V., previously known under the statutory name Helvoet Rubber & Plastic Technologies B.V., a private company with limited liability incorporated under the laws of the Netherlands, having its statutory seat and its registered office address at Centaurusweg 146, 5015 TA Tilburg, the Netherlands, registered with the Dutch trade register under number 33289134;

Helvoet Netherlands Shares	means all issued and outstanding shares in the capital of Helvoet Netherlands;
Independent Expert	has the meaning given in Clause 4.5.1;
Intellectual Property Key Employees	has the meaning given in paragraph 12.2 of Clause D of Schedule 6 (Seller’s Warranties); [***]
Law
means, with respect to the relevant subject matter or Person, all applicable legislation, regulations, rules, directives, decrees, and other legislative measures or decisions having the force of law, as well as treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity, and all other laws of, or having effect in, any jurisdiction from time to time;

Legal Demerger	has the meaning given in Recital (G);
Material Agreements	has the meaning given in paragraph 13.1 of Clause D of Schedule 6 (Seller’s Warranties);
Material Customer
means any Person that is a customer of any Group Company and is designated as a material customer in Annex 4 (Material Customers), and includes any Affiliate of any such Person that is a contracting party to a disclosed customer agreement with a Group Company and any successor of such Person under the relevant agreement;

Normative Working Capital	means the amount of [***]
Notary	means Thijs Olthoff with Schut Notarissen B.V., or another civil law notary (notaris), or such notary’s substitute, of Jollemanhof 18A – 6th floor, 1019 GW in Amsterdam, the Netherlands;
Notary Bank Account	means the third party accounts (derdengeldenrekening) in the name of Notary;
Notary Letter	means the letter agreement between the Notary and the Parties, which confirms the flow of funds and sequence of Completion events;
Objection Notice	has the meaning given in Clause 4.3.6;
Party	has the meaning given in the introduction of this Agreement;

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Person
means any natural person, firm, company, body corporate, Governmental Entity, joint venture, partnership, proprietorship, Hindu undivided family, trust, corporation, association or other entity that may be treated as a person under applicable Laws (whether or not having a separate legal personality);

Pre-Completion Tax Period
means any taxable period beginning before Completion and, with respect to any taxable period beginning before and ending after Completion, the portion of such taxable period ending on, and including, the Completion Date;

Post-Completion Tax Period
means any taxable period beginning after Completion and, with respect to any taxable period beginning before and ending after Completion, the portion of such taxable period beginning after the Completion Date;

Purchase Price	has the meaning given in Clause 3 (Purchase Price);
Purchase Price Escrow Amount	has the meaning given in Clause 4.2.1 (b);
Purchase Price Helvoet India	has the meaning given in Clause 3.1.1;
Purchase Price Helvoet Netherlands	means the Purchase Price Helvoet Netherlands as finally determined pursuant to Clause 3.2.2;
Purchaser	has the meaning given in the introduction of this Agreement;
Purchaser’s Bank Account	means the bank account of the Purchaser as specified by the Purchaser to the Notary, or the Seller, as the case may be, from time to time;
Purchaser’s Group	means the Purchaser and its Affiliates;

Purchaser’s Relief	means (i) any Relief which arises to any member of the Purchaser’s Group (other than a Group Company), and (ii) any Relief arising to any Group Company at or after Completion;
Purchaser’s Warranties	has the meaning given in Clause 8.2 (Purchaser’s Warranties);
Reference Date Reference Date Accounts	means 31 December 2025; means the unaudited accounts of the Group Companies per 31 December 2025 as included in the Data Room;
Review Period	has the meaning given in Clause 4.3.4;

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Representatives Restricted Business

means, in relation to a Person, (i) any and all Persons authorized to represent such Person (whether or not such authority is subject to limitations), (ii) such Person’s directors, officers and employees (whether or not authorized to represent such Person) and (iii) any of the professional advisers of such Person, and, in relation to the Purchaser, in addition means (a) the funds affiliated with the Purchaser’s shareholders and (b) the Persons managing or advising such funds or such shareholders, in each case from time to time;

means any business is materially similar to and/or that competes with the Business in the Netherlands, India, and in any jurisdiction in which the Group conducts business or has active customer programs, development programs, quotations or commercial opportunities as at Completion;

Restricted Period	has the meaning given in Clause 7.2.1;

Right to Recover	has the meaning given in Clause 10.8.1;

Seller	has the meaning given in the introduction of this Agreement;
Seller Retained Liabilities	has the meaning given in Clause 8.1.5(b);
Seller’s Bank Accounts	means the respective bank accounts of the Seller as specified to the Notary, or the Purchaser, as the case may be, from time to time;
Seller’s Group	means the Seller and any of its respective Affiliates, excluding the Group Companies as of Completion;
Seller’s Knowledge
means the actual knowledge of Seller’s directors, being B.F. Aangenendt and E.H. Slijkhuis, and/or the Key Employees after reasonable inquiry of such persons as would reasonably be expected to have knowledge of the relevant matter in relation to the Group Companies and their businesses, without implying any constructive or implied knowledge;

Seller’s Warranties	has the meaning given in Clause 8.1.1;
Shares	has the meaning given in Recital (D) and are the Helvoet Netherlands Shares and Helvoet India Share;
Signing Date	means the date of signing this Agreement;
Statement	has the meaning given in Clause 4.3.1(b);
Software	has the meaning given in paragraph 12.2 of Clause D of Schedule 6 (Seller’s Warranties);
Straddle Period	has the meaning given in Clause 11.5.1;

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Tax
means all forms of taxation, including corporate income taxes, wage withholding tax, social security contributions, VAT, capital tax, real estate transfer tax, whenever and wherever imposed by (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) or payable to a Tax Authority or pursuant to contractual arrangement, and in respect of any Person (in each case including any related fine, penalty, surcharge or interest, imposed by, or payable to, any Tax Authority);

Tax Authority	means any Governmental Entity authorized to impose or collect any Tax;
Tax Benefit
means (i) any Tax Refund actually received by any of the Group Companies or a member of the Purchaser’s Group and (ii) any reduction of Tax actually due and payable by any of the Group Companies or a member of the Purchaser’s Group;

Tax Claim	means any claim for breach of any of the Tax Warranties;

Tax Liability
means (i) a liability to make an actual payment (or increased payment) of or in respect of Tax, (ii) the use or set-off of an Accounts Relief or a Purchaser Relief in circumstances where but for such use or set-off, a Group Company would have had an actual liability to Tax (the amount of the Tax Liability is the amount that is actually saved by the use or set- off of such Relief and (iii) the loss, non-availability or reduction in the amount of any Accounts Relief (the amount of the Tax Liability is the amount with which the Accounts Relief is actually reduced as a result of such loss, non-availability or reduction);

Tax Indemnity Tax Refund	means the indemnity from the Seller to the Purchaser as meant in Clause 11.4 (Tax Indemnification); means a refund, rebate, or repayment in respect of Tax;
Tax Return
means any return, declaration, report or information relating to Taxes filed with or submitted to or required to be filed with or submitted to any Tax Authority, including any schedule or attachment thereto, and including any amendment thereof;

Tax Warranties	means the Seller’s Warranties to the extent relating to Tax and in any event those set out in paragraph 16 of Clause D of Schedule 6 (Seller’s Warranties), and Tax Warranty means any of them;
Third Party Claim	has the meaning given in Clause 9.4.1;

Transaction	means the sale, purchase and transfer of the Shares, on the terms and subject to the conditions of this Agreement;

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Transaction Document
means this Agreement, the Disclosure Letter, the Notary Letter and each other document to be executed by one or more members of the Seller’s Group (excluding the Group) and one or more members of the Purchaser’s Group (including the Group) in connection with the Transaction;

TSA Dispute	has the meaning given in Clause 4.2.1 (c);
TSA Escrow Amount	has the meaning given in Clause 4.2.1 (c);
VAT
means (i) within the European Union, such Tax as may be levied in accordance with (but subject to derogations from) the Directive 2006/112/EC and (ii) outside the European Union, any Tax levied by reference to added value, sales and/or consumption;

W&I Insurance
means the warranty and indemnity insurance that the Purchaser has procured to provide coverage in respect of any breach of the Seller’s Business Warranties and Tax Warranties, on the terms and conditions set forth in the policy attached to this Agreement as Annex 1 (W&I Insurance Policy);

W&I Insurer	means the party providing the W&I Insurance;
Working Capital	has the meaning given in Schedule 3 ((Draft) Completion Accounts and definitions); and
Working Capital Adjustment	means for the Group, an amount equal to the difference between: (a) the Actual Working Capital minus (b) the Normative Working Capital.
1.2    Interpretation

1.2.1    In this Agreement, unless the context otherwise requires:

(a)    the singular includes the plural and vice versa, and each gender includes the other genders;

(b)    except as expressly otherwise provided in this Agreement, references to any time of day are to the time on that day in the Netherlands;
(c)    references to Recitals, Clauses, Schedules or Annexes are to recitals, clauses, schedules or annexes of this Agreement, and references to this Agreement include the Recitals, Schedules, Annexes and other attachments to this Agreement;
(d)    references to any Dutch legal term or concept shall in any jurisdiction other than the Netherlands be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction;

(e)    Subject to (e), English terms to which another language translation has been added in italics shall be interpreted in accordance with such other language translation, disregarding the English term to which such other language translation relates;
(f)    the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, unless the context clearly otherwise requires;
(g)    references to books and records are to the books and records (administratie) stored in any form; and where information is qualified by the expressions Disclosed and “fairly disclosed”, the information concerned is limited to the information which is or should be reasonably apparent on a prima facie basis to a prudent and diligent purchaser placed in

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the same circumstances as the Purchaser deal team, without the need to ask for further information or documents or to assess other information or documentation not contained in the relevant information and where reference is made to a document or a particular part of a document, but the document itself does not form part of the relevant information, such matter or reference and document or particular part of a document shall not be deemed to have been Disclosed.
1.2.2    Headings and sub-headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement.
1.2.3    Except as expressly otherwise provided in this Agreement, all periods of time set out in this Agreement shall start on the day following the day on which the event triggering the relevant period of time occurred. The expiration date shall be included in the period of time. If the expiration date is not a Business Day, the expiration date shall be the next Business Day.
1.2.4    All interest accruing under this Agreement is to be calculated on the basis of the actual number of days elapsed and a year of 360 (three hundred sixty) days.
1.2.5    All notices, demands, requests, statements, certificates and other documents and communications related to this Agreement shall be in English.
1.2.6    No provision of this Agreement shall be interpreted against a Party solely as a result of the fact that such Party was responsible for the drafting of such provision, it being acknowledged that Representatives of the Seller as well as the Purchaser have participated in drafting and negotiating this Agreement.

2    SALE, PURCHASE AND TRANSFER

2.1    Sale and purchase

2.1.1        Subject to the terms and conditions of this Agreement, Seller hereby sells the Helvoet Netherlands Shares and the Helvoet India Share to the Purchaser, and the Purchaser hereby purchases these Shares.
2.2    Transfer
2.2.1    The Seller agrees to transfer the Shares to the Purchaser, and the Purchaser agrees to accept such Shares, free from Encumbrances and with all rights attached to them, on the terms and subject to the conditions of this Agreement.
2.2.2    Subject to Completion, the economic benefit and risk relating to the Shares shall pass to the Purchaser as from Completion.

    Helvoet Netherlands
2.2.3    The transfer of title to the Helvoet Netherlands Shares from the Seller to the Purchaser shall take place on the Completion Date by execution of the Deed of Transfer in accordance with the provisions of Clause 6 (Completion).
Helvoet India
2.2.4    Completion Helvoet India shall occur simultaneously with Completion Helvoet Netherlands. If simultaneous Completion is not feasible due to legal, regulatory or administrative requirements applicable to the transfer of the Helvoet India Share then:
(a)    Completion Helvoet Netherlands shall occur as scheduled and the Parties shall cooperate in good faith and use reasonable efforts to complete Completion Helvoet India as soon as reasonably practicable following Completion Helvoet Netherlands, but in any event within one (1) week after the following cumulative conditions are met: (i) the Purchaser having access to a dematerialization bank account to which according to the Laws of India the Helvoet India Share could be transferred from the Seller; (ii) the Seller having access to a dematerialization bank account from which according to the Laws of India the Helvoet India

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Share could be transferred to the Purchaser; and (iii) execution of the duly filled in Delivery Instruction Slip (DIS);
(b)    pending Completion Helvoet India, all economic benefits and risks relating to the Helvoet India Share shall be deemed to have passed to the Purchaser as from Completion Helvoet Netherlands, and the Seller’s liability in respect of the Helvoet India Share under this Agreement shall remain subject at all times to the limitations, exclusions and liability caps set out in this Agreement and shall in any case not extend to any matter arising from actions taken at the written request of, or with the written consent or instruction of, the Purchaser following Completion Helvoet Netherlands; and
(c)    the Seller hereby consents, waives and releases regarding any share or other equity interest in Helvoet India, pursuant to which the Seller as a minority shareholder of Helvoet India, to the fullest extent permitted by applicable Law:
(i)    to the execution, delivery and performance of this Agreement and the consummation of the Transaction, including the sale, transfer and registration of the Helvoet India Share and any related actions necessary or desirable to give effect to the Transaction;
(ii)    that it has received all notices, information and materials required to be provided to it in connection with the Transaction, and waive any defect, deficiency, delay or irregularity in the giving of any notice or the convening, holding or conduct of any meeting, written resolution or other corporate action of Helvoet India relating to or required for the Transaction, including any right to object to the Transaction on the basis of short notice, inadequate notice, absence of explanatory materials or procedural irregularity;
(iii)    any consent, approval, veto, pre-emptive, right of first refusal, right of first offer, tag-along, co-sale, anti-dilution or transfer restriction right that the Seller may have under the articles of association of Helvoet India or any shareholders’ agreement, in each case to the extent necessary to effect the transfer of the Helvoet India Share;
(iv)    to release and forever discharge the Seller, the Purchaser, Helvoet India, each other Group Company and each of their respective Affiliates, directors, officers, employees, agents, advisers and representatives from any and all claims, objections, demands, rights, causes of action and proceedings, whether known or unknown, existing or contingent, which the Seller has or may have arising out of or relating to (A) the negotiation, execution, delivery, performance or consummation of this Agreement or the Transaction, (B) the ownership, transfer, voting or registration of any shares or other equity interests in Helvoet India prior to Completion Helvoet India, or (C) any alleged failure to obtain any consent, approval, waiver or corporate authorization from the Seller in connection with the Transaction;

(v)    to not commence, support, encourage, fund or participate in any claim, petition, complaint, injunction, investigation, arbitration, suit or other proceeding before any Governmental Entity, court, tribunal or arbitral body seeking to challenge, restrain, delay, unwind, modify or obtain damages or other relief in respect of this Agreement, the Transaction or any action taken to implement the Transaction; and
(vi)    to appoint, to the fullest extent permitted by applicable Law and by executing any document, deed or power-of-attorney in a form satisfactory to the Purchaser, the Purchaser and any officer or authorized representative of the Purchaser as its true and lawful attorney-in-fact, with full power of substitution, solely to execute and deliver any notice, consent, waiver, resolution, form, filing or other instrument necessary or desirable to give effect to the foregoing if the Seller fails to do so within three (3) Business Days after written request.
(d)    Save as Disclosed, no Person has any consent, approval, veto, pre-emptive, right of first refusal, right of first offer, tag-along, co-sale, anti-dilution, transfer restriction, reserved matter, governance, information, inspection or similar right in respect of Helvoet India, the

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Helvoet India Share, any other share or equity interest in Helvoet India, this Agreement or the Transaction, other than rights arising solely under applicable Law that cannot be waived.
(e)    The obligations in this Clause 2.2.4 are in addition to, and shall not limit, any other warranty, covenant, condition, indemnity or remedy available to the Purchaser under this Agreement or applicable Law.
2.2.5    Transfer of title to the Helvoet India Share from the Seller to the Purchaser shall take place on the Completion Date Helvoet India. Until such transfer, legal title to, and control over, the Helvoet India Share shall remain with the Seller, subject to Clause 2.2.4.

3    PURCHASE PRICE

3.1    Purchase Price Helvoet India

3.1.1    The purchase price for the Helvoet India Share shall be a fixed amount of EUR 1 (one euro) (the Purchase Price Helvoet India). The Purchase Price Helvoet India shall not be subject to adjustment under Clause 4 (Completion Accounts Helvoet Netherlands) or otherwise under this Agreement. No Party nor any of its Affiliates shall assert that any amount other than the Purchase Price Helvoet India is payable or attributable as consideration for the Helvoet India Share.

3.1.2    The Parties acknowledge and agree that:

(a)    the Helvoet India Share comprises one (1) share in the capital of Helvoet India held by the Seller and to be sold and transferred by the Seller to the Purchaser pursuant to this Agreement;

(b)    all other issued and outstanding shares in the capital of Helvoet India are held by Helvoet Netherlands and will, indirectly, be acquired by the Purchaser through the acquisition of the Helvoet Netherlands Shares; and

(c)    the Equity Value attributable to the shares in Helvoet India held by Helvoet Netherlands shall be reflected in the valuation of the Helvoet Netherlands Shares and shall not give rise to any separate adjustment to the Purchase Price Helvoet India. No separate enterprise value, cash, debt, working capital or other Completion Accounts adjustment shall be attributed to the Helvoet India Share, other than the fixed amount expressly set out in Clause 3.1.1.

3.2    Calculation of the Purchase Price Helvoet Netherlands

3.2.1    The Purchase Price Helvoet Netherlands is derived from the Enterprise Value on a debt-and-cash-free basis, in accordance with the calculation method set out in Clause 3.2.2. The amounts of the Actual Debt and the Actual Cash as at the Completion Date Helvoet Netherlands and the Actual Working Capital shall be finally agreed or determined pursuant to the Completion Accounts in accordance with the procedure of Clause 4 (Completion Accounts Helvoet Netherlands) and Schedule 3 ((Draft) Completion Accounts and definitions) and shall be binding for the determination of the Purchase Price Helvoet Netherlands. Notwithstanding any Clause to the contrary, the Completion Accounts mechanism shall determine the Purchase Price Helvoet Netherlands only and shall not limit or prejudice either Party’s rights or remedies under this Agreement.

3.2.2    The Purchase Price Helvoet Netherlands amounts to:
(a)    the Enterprise Value of the Group in the amount of EUR 90,000,000 (ninety million euros); minus
(b)    the Actual Debt; plus
(c)    the Actual Cash; and plus or minus
(d)    the Working Capital Adjustment.
3.3    Payment of Estimated Purchase Price Helvoet Netherlands

3.3.1    The Estimated Purchase Price Helvoet Netherlands is based on the Draft Completion Accounts as defined and set out in Clause 4 (Completion Accounts Helvoet Netherlands). The amount defined by Clause 4.2.1, shall be paid in cash at the Completion Date Helvoet Netherlands by the

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Purchaser to the Seller in accordance with the provisions of the Notary Letter (the Completion Payment Helvoet Netherlands).

3.3.2    The Purchase Price Helvoet India shall be paid in cash at the Completion Date Helvoet India by the Purchaser to the Seller (the Completion Payment Helvoet India).
4    COMPLETION ACCOUNTS HELVOET NETHERLANDS

4.1    Seller preparation of draft Completion Accounts

4.1.1    Ultimately at the Signing Date, the Parties shall have agreed upon the draft Completion accounts of the Group in Schedule 3 ((Draft) Completion Accounts and definitions) (the Draft Completion Accounts). At the Signing Date, the Seller shall provide to the Purchaser the Draft Completion Accounts accompanied by relevant workpapers, GL extracts and support for all judgments and estimates therein.

4.1.2    The Draft Completion Accounts delivered pursuant to Clause 4.1.1 shall be conclusive for the purpose of determining the Completion Payment Helvoet Netherlands and any adjustment(s) shall be made only after Completion in accordance with Clause 4 (Completion Accounts Helvoet Netherlands) and Schedule 3 ((Draft) Completion Accounts and definitions) and shall relate solely to the Purchase Price Helvoet Netherlands. The Purchase Price Helvoet India shall remain fixed at EUR 1.00 (one euro) and shall not be affected by any adjustment under Clause 4 (Completion Accounts Helvoet Netherlands).

4.2    Completion Payment and Escrow
[***]

4.3    Post-Completion finalization - Completion Accounts

4.3.1    The Seller shall provide the Purchaser, no later than 30 (thirty) Business Days after the Completion Date Helvoet Netherlands, with the following documents:

(a)    the completion accounts reflecting the financial position of the Group, including the Actual Cash, Actual Debt, Actual Working Capital, prepared in accordance with the Draft Completion Accounts, Schedule 3 ((Draft) Completion Accounts and definitions), and the Accounting Principles, without any changes in accounting policies, practices, procedures, estimations, judgments, categorizations or methodologies after Completion (the Completion Accounts) together with all workpapers, bank statements, schedules, GL extracts, reconciliations, intercompany schedules, tax schedules, aging reports, capex schedules, transaction cost schedules, statutory-to-management account bridges, carve-out reconciliations, and support for all judgments and estimates (Completion Accounts being deemed delivered only when all such supporting information has been provided); and

(b)    a written statement setting out the Actual Cash, the Actual Debt and the Actual Working Capital, each as derived from the Completion Accounts (the Statement and, together with the Completion Accounts, the Completion Accounts Statement).

4.3.2    The Purchaser shall, and shall procure that each Group Company shall, provide the Seller and the Seller’s Representatives with reasonable access to the books and records, premises, storage facilities, relevant personnel and financial information of the Group to the extent required by the Seller for the preparation of the documents referred to under Clause 4.3.1. Such access shall be provided promptly, during normal business hours. The Purchaser shall further provide, and shall procure that each Group Company provides, all reasonable assistance and cooperation requested by the Seller in connection therewith.

4.3.3    The purpose of the Completion Accounts is solely to determine the Purchase Price Helvoet Netherlands in accordance with this Clause 4 (Completion Accounts Helvoet Netherlands). Final determination of the Completion Accounts shall not limit, waive, release or prejudice any Claim, Tax Claim, Tax Indemnity claim, Seller Retained Liability or other right or remedy under this Agreement, except to the extent the Purchaser has actually received full monetary recovery for the same Damage through the Completion Accounts mechanism. The Completion Accounts shall not be used by Purchaser to establish, support or quantify any Claim, Tax Claim or other claim under this Agreement, and no item shall be taken into account more than once.

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4.3.4    The Purchaser shall have a period of 20 (twenty) Business Days after receipt of the documents referred to under Clause 4.3.1 to review the same (the Review Period).

4.3.5    During the Review Period, the Seller shall provide the Purchaser and its Representatives with reasonable access to such supporting schedules and working papers prepared by or on behalf of the Seller in connection with the Completion Accounts as are reasonably required by the Purchaser for the sole purpose of verifying whether the Completion Accounts have been prepared in accordance with the Draft Completion Accounts, Schedule 3 ((Draft) Completion Accounts and definitions), and the Accounting Principles, and whether any arithmetical error has been made.

4.3.6    If the Purchaser objects to any item in the Completion Accounts, the Purchaser must deliver to the Seller a written notice before the expiry of the Review Period, specifying in reasonable detail:
(a)    the specific items disputed (each a Disputed Item);
(b)    the reasons for such dispute;
(c)    the adjustments which the Purchaser reasonably believes should be made; and
(d)    the amount of each Disputed Item,
accompanied by sufficient supporting detail to enable the Seller to assess the proposed adjustments (the Objection Notice).

4.3.7    The Purchaser may object to any item based on the Agreement, Schedule 3 ((Draft) Completion Accounts and definitions), the Expected Treatment Exhibit, arithmetical error, misclassification, accounting inconsistency, incomplete support, carve-out error, intercompany settlement failure, or other matter affecting Actual Cash, Actual Debt, Actual Working Capital, or other Purchase Price components.

4.3.8    If the Purchaser does not deliver an Objection Notice before the expiry of the Review Period, the Completion Accounts as delivered by the Seller to the Purchaser shall be final and binding on the Parties.

4.4    Amicable resolution between the Parties

4.4.1    If the Purchaser delivers an Objection Notice to the Seller within the Review Period, the Parties shall consult in good faith to resolve the Disputed Items identified in the Objection Notice within 10 (ten) Business Days after the Purchaser’s receipt of the Objection Notice.

4.4.2    Any Disputed Item agreed between the Parties pursuant to Clause 4.4.1 shall be final and binding on the Parties.

4.4.3    If all Disputed Items are resolved during the Review Period, the Parties shall within 3 (three) Business Days of such resolution jointly instruct the Escrow Agent in writing to release the Purchase Price Escrow Amount as follows:

(a)    to the Seller: the portion of the Purchase Price Escrow Amount equal to the aggregate amount of the Disputed Items resolved in favour of the Seller pursuant to this Clause 4.4 (Amicable resolution between the Parties), provided that such amount shall not exceed the Purchase Price Escrow Amount; and

(b)    to the Purchaser: the remainder of the Purchase Price Escrow Amount, if any.

4.5    Independent Expert procedure and Escrow release

4.5.1    If the Parties fail to resolve all Disputed Items within the Review Period, either Party may refer the remaining Disputed Items to an independent expert (the Independent Expert) who shall be appointed and instructed by the Parties in accordance with Schedule 4 (Independent Expert Procedure).

4.5.2    The Independent Expert procedure applies exclusively to Disputed Items raised in the Objection Notice pursuant to Clause 4.3.6. The determination by the Independent Expert shall be final and binding on the Parties (absent manifest error).

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4.5.3    Following the determination by the Independent Expert (or earlier written agreement of the Parties pursuant to Clause 4.4 (Amicable resolution between the Parties)), the Parties shall within 3 (three) Business Days jointly instruct the Escrow Agent in writing to release the Purchase Price Escrow Amount in accordance with the mechanism set out in Clause 4.4.3, applied on the basis of the Disputed Items as finally determined by the Independent Expert.

4.6    Purchaser covenants pending finalization

4.6.1    Following Completion Helvoet Netherlands and until final determination of the Completion Accounts, the Purchaser shall procure that Helvoet Netherlands:

(a)    preserves all relevant records;

(b)    cooperates fully and in good faith;

(c)    does not change accounting records, classifications or policies relating to the period prior to Completion in any manner that may affect the Completion Accounts; and

(d)    operates the business in the ordinary course insofar as relevant to the Completion Accounts determination.
4.7    Final payment pursuant to Completion Accounts

4.7.1    No later than 15 (fifteen) Business Days after final determination of the Completion Accounts (and thus of final determination of the Actual Working Capital, the Actual Cash and Actual Debt as at the Completion Date Helvoet Netherlands) pursuant to this Clause 4.7 (Final payment pursuant to Completion Accounts), and to the extent not already covered by the release of the Purchase Price Escrow Amount pursuant to Clause 4.4.3 or Clause 4.5 (Independent Expert procedure and Escrow release):

(a)    the Purchaser shall procure payment to the Seller of any amount by which the Purchase Price Helvoet Netherlands calculated pursuant to the Completion Accounts exceeds the Estimated Purchase Price Helvoet Netherlands; or

(b)    the Seller shall procure payment to the Purchaser of any amount by which the Estimated Purchase Price Helvoet Netherlands calculated pursuant to the Completion Accounts exceeds the Purchase Price Helvoet Netherlands.

4.7.2    Any payment under this Clause 4.7 (Final payment pursuant to Completion Accounts) shall be made in euro in immediately available funds to the relevant Party’s bank account and shall be treated, to the extent possible, as an adjustment of the Purchase Price Helvoet Netherlands.

4.8    Costs

4.8.1    Each Party bears its own costs in connection with the preparation, review and/or negotiation of the (Draft) Completion Accounts. The fees of the Escrow Agent and the Independent Expert, if any, shall be borne equally (on a 50%/50% basis) by the Parties.

4.9    Exclusivity of Completion Accounts procedure

4.9.1    The Completion Accounts procedure set out in this Clause 4 (Completion Accounts Helvoet Netherlands) is the exclusive mechanism for determining the Purchase Price Helvoet Netherlands.

4.9.2    The Purchaser shall not be entitled to recover under any Warranty, indemnity or other provision of this Agreement to the extent the relevant matter has been taken into account in determining the Completion Accounts in Schedule 3 ((Draft) Completion Accounts and definitions), save in the event of manifest misstatements or errors.

5    COMPLETION CONDITIONS

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5.1     Ordinary course; No-shop

5.1.1    From the Signing Date until Completion, the Seller shall procure that each Group Company is operated in the ordinary course of Business consistent with past practice.

5.1.2    From Signing until Completion or earlier termination, the Seller shall not, and shall cause its Affiliates and Representatives not to, solicit, initiate, encourage, facilitate, negotiate, provide information regarding, or enter into any agreement for any Alternative Transaction involving shares, assets, business combination, recapitalization, or similar transaction relating to the Group or any Group Company. The Seller shall promptly notify the Purchaser of any inquiry, proposal, or offer relating to an Alternative Transaction and shall immediately terminate existing discussions with any third party.

5.2    Access and notice

5.2.1    From the Signing Date until the Completion Date, the Seller shall, and shall cause each Group Company to, (a) afford the Purchaser and its Representatives reasonable access to and the right to inspect reasonably requested real property, properties, assets, premises, books and records, contracts and other documents and data related to the Group; (b) furnish the Purchaser and its Representatives with such financial, operating and other data and information related to the Group as the Purchaser or any of its Representatives may reasonably request; and (c) instruct the Representatives of the Seller and the Group to cooperate with the Purchaser in its access to information of the Group. Each Party shall bear its own costs of complying with access, notice, and cooperations obligations.

5.2.2    From the Signing Date until the Completion Date, the Seller shall notify Purchaser in writing, without undue delay after becoming actually aware thereof, of any event that would reasonably be expected to cause a material breach of Seller’s Warranties. Following such notice, Seller shall provide Purchaser and its Representatives with reasonable access during normal business hours, upon reasonable prior notice and subject to applicable Law, confidentiality obligations and legal privilege, to such information and relevant personnel as Seller reasonably determines to be necessary for Purchaser to assess such matter or circumstance. No such notice, disclosure or access shall constitute an admission of liability by Seller towards the Purchaser.

5.3    Restricted actions

Without the prior written consent of Purchaser (such consent not to be unreasonably withheld), from the Signing Date until the Completion Date, the Seller shall not, and shall cause the Group not to:

(a)    enter into, terminate, or waive Material Agreements;

(b)    make capital expenditures above [***];

(c)    hire or terminate senior employees or change their compensation. For the purpose of this Clause 5.3(c) senior employee shall be deemed an employee with an annual compensation of at least [***];

(d)    transfer or fail to transfer assets except in the ordinary course and consistent with past practice; and/or

(e) settle material litigation or claims, above [***].

5.4    Notice of certain events

5.4.1    In the period starting on the Signing Date and ending on the later date of the either the Completion Date Helvoet Netherlands or the Completion Date Helvoet India, Seller shall promptly notify Purchaser in writing of:

(a)    any fact, circumstance, event or action the existence, occurrence or taking of which has had, or could reasonably be expected to have, a material adverse effect on the Business;

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(b)    has resulted in any representation or warranty made by Seller hereunder not being true and correct or has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Clause 5.5 (Conditions Precedent) to be satisfied;

(c)    any notice or other communication from any Person or entity alleging that the consent of such Person or entity is or may be required in connection with the transactions contemplated by this Agreement;

(d)    any notice or other communication from any Governmental Entity in connection with the Transaction; and

(e)    any actions commenced or, to Seller's Knowledge, threatened against, relating to or involving or otherwise affecting Seller or any Group Company that, if pending on the date of this Agreement, would have been required to have been Disclosed pursuant to this Agreement or that relates to the consummation of the transactions contemplated by this Agreement.

5.4.2    Purchaser's receipt of information pursuant to this Clause 5.4 (Notice of certain events) shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement.

5.5    Conditions Precedent

5.5.1    Completion is subject to the fulfilment of the following cumulative conditions precedent (opschortende voorwaarden):

(a)    the works council of Helvoet Netherlands having rendered a positive or neutral advice pursuant to article 25 of the Dutch Works Council Act in respect of the Transaction and such advice has been provided in writing to the Purchaser;

(b)    the approval of the supervisory board of Hydratec for the Transaction having been obtained;

(c)    the Seller’s Fundamental Warranties and Tax Warranties being true and correct in all material respects at Signing and Completion, to be confirmed by the Seller to the Purchaser in writing;

(d)    the W&I Insurance Policy being in full force and effect at Completion with terms consistent with the agreed underwriting summary and shall not be amended without Purchaser consent; and

(e)    no Law or order prohibiting or restraining the Transaction.

the conditions set out in this Clause 5.5.1 are hereinafter referred to as the Conditions Precedent and individually a Condition Precedent.

5.5.2    The assessment of whether a Condition Precedent has been fulfilled shall be at the reasonable discretion of the Party or Parties in whose interest the Condition Precedent has been imposed.

5.5.3    The Parties shall make every reasonable effort to ensure that the Conditions Precedents reach fulfillment.

5.5.4    In the event a Party becomes aware of a circumstance that will result or is reasonably likely to result in non-fulfilment of one or more Condition Precedent(s), it shall immediately notify the other Party thereof.

5.5.5    Each Party shall notify the other Party immediately upon becoming aware of the non-fulfillment of a Condition Precedent.

5.5.6    When and as soon as it has become apparent that a Condition Precedent will not be fulfilled, the Parties shall undertake to determine, within reason and fairness, whether there is leeway for negotiation. Should the negotiations between the Parties not reach a desired conclusion, each Party is entitled to terminate the negotiations and to refrain from the Transaction. In that event,

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each Party shall bear its own costs, including the costs of its advisor(s), and the Parties shall not be entitled to claim compensation from each other solely as a result of such termination, except to the extent provided in Clause 13 (Termination) or in the event of Fraud, intentional breach, willful misconduct, gross negligence or breach of this Agreement by one of the Parties, in which case that Party shall be liable for the Damage suffered and incurred by the other Party as a result. After termination of the Agreement, as set out in this Clause 5.5.6, the provisions of Clause 12 (Confidentiality and announcements) and Clause 15.11 (Governing law and jurisdiction) between the Parties shall remain in full force and effect.

5.6    Material Customers

5.6.1    Within four (4) Business Days after the Signing Date the Seller shall notify, or procure that Helvoet Netherlands notifies, the Material Customers of the Transaction and kick-off the talks regarding the waiving the change-of-control provisions to the extend applicable, in writing (email being sufficient). Such notification shall be aligned with the press release as included in Schedule 8 (Press Release).

6    COMPLETION

6.1    Date and place

6.1.1    The Completion shall take place on 1 July 2026, or on such other date as the Parties may agree in writing, at the offices of the Notary, and no later than five (5) Business Days after each of the Completion Conditions in Clause 5 (Completion Conditions) have been satisfied or waived (other than conditions that, by their nature, are to be satisfied on the Completion Date), or at such other time or on such other date or at such other place as Seller and Purchaser may mutually agree upon in writing, remotely by electronic exchange of documents and signatures.

6.1.2    The Completion Helvoet India shall take place simultaneously with the Completion Helvoet Netherlands on 1 July 2026, or on such date as more specifically set out in Clause 2.2.4.
6.2    Execution of Notary Letter
6.2.1    Ultimately on the Completion Date Helvoet Netherlands, the Purchaser and the Seller shall sign the Notary Letter.

6.3    Payment of the Completion payments

6.3.1    The Purchaser shall ensure that the Completion Payment Helvoet Netherlands is paid, with value on the Completion Date Helvoet Netherlands, to the Notary Bank Account, by no later than 10:00 (CET) on the Completion Date Helvoet Netherlands.

6.3.2    The amount paid into Notary Bank Account pursuant to Clause 6.3.1 shall be paid out in accordance with the Notary Letter.

6.3.3    The Purchaser shall ensure that the Completion Payment Helvoet India is paid, with value on the Completion Date Helvoet India, to the Seller’s Bank Account, by no later than 10:00 (CET) on the Completion Date Helvoet India.

6.3.4    The Parties acknowledge and agree that the validity of the transfer of the Helvoet Netherlands Shares (or the binding effect or enforceability of any other act performed pursuant to this Agreement or any other part of the Transaction) on the Completion Date Helvoet Netherlands may be affected by the Seller or the Purchaser or its designated Affiliate being declared insolvent on the Completion Date Helvoet Netherlands and that to address this issue the Parties accept that the transfer of the Completion Payment Helvoet Netherlands, set forth in paragraph 2 of Schedule 5 (Completion Actions), shall take place not on the Completion Date Helvoet Netherlands but on the first Business Day following the Completion Date Helvoet Netherlands (with any overnight positive interest accrued or accruing on the relevant amounts being made available to the Seller, or, as the case may be, any overnight negative interest accrued or accruing on the relevant amounts being charged to the Seller), provided that the investigation by the Notary reveals no insolvencies, all as set out in the Notary Letter.

6.4    Completion actions

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6.4.1    Subject to receipt of the Completion Payment Helvoet Netherlands in the Notary Bank Account, on the Completion Date Helvoet Netherlands, each Party shall take (or have taken), or procure to be taken, the actions listed in relation to it or its Affiliates in Schedule 5 (Completion Actions) in the sequence set out therein, each such action up to the Completion being conditional upon each of the preceding actions having been taken.

6.5    Failure to take Completion actions or to pay

6.5.1    If either Party fails to fulfil any of its obligations pursuant to Clauses 6.2 (Execution of Notary Letter), 6.3 (Payment of the Completion payments) or 6.4 (Completion actions), then the non-breaching Party may, in their absolute discretion, by notice to the breaching Party:
(a)    proceed with Completion to the extent reasonably possible and permitted by Law;
(b)    defer the Completion, in which event the provisions of this Clause 6 (Completion) shall apply to the Completion so deferred, provided that the same cannot be deferred by more than twenty (20) Business Days after the breaching Party fulfills its obligations; or
(c)    if the breaching Party fails to remedy its default within a grace period of ten (10) Business Days following receipt of written notice of such default, terminate this Agreement with immediate effect, without incurring any liability as a result thereof and without any obligation on any Party to consummate the Transaction or to continue negotiations, in which case the provisions of Clause 13 (Termination) shall apply;
in each case without prejudice to any other rights or remedies available to the non-breaching Party.

7    POST-COMPLETION OBLIGATIONS

7.1    Books and records

7.1.1    The Purchaser acknowledges that the Seller may after Completion reasonably require access to certain information pertaining to the Group and relating to periods ending on or before Completion from time to time for accounting and tax compliance. Accordingly, the Purchaser shall procure that:

(a)    the Group shall, for a period of ten (10) years from Completion or for such longer period as required (i) by Law or (ii) in connection with any dispute under this Agreement, retains all books and records relating to the Group concerning the period up to Completion;

(b)    the Seller and its respective Representatives shall, on reasonable prior written notice, be granted reasonable access, during normal business hours, to such books and records of the Group and/or a Group Company for the legitimate purposes described in Clause 7.1.1; and

(c)    the Seller and its respective Representatives shall be allowed to make copies of such books and records as they may reasonably require and as are reasonably necessary for such purpose.

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7.1.2    Any access under Clause 7.1.1 shall be subject to the following limitations
(a)    such access shall not unreasonably interfere with the business or operations of the Purchaser, the Group or any Group Company;
(b)    [the Seller shall not be entitled to access information that is legally privileged, competitively sensitive, unrelated to periods ending on or before Completion, or subject to confidentiality restrictions owed to a third party, except to the extent appropriate protections are agreed;]
(c)    the Seller and its Representatives shall keep all information obtained under this Clause 7.1 (Books and records) confidential and shall use such information solely for the purpose for which access was granted;
(d)    the Purchaser may require access to be provided through counsel, external accountants, clean-team arrangements, redactions or other reasonable safeguards where necessary to protect privilege, confidentiality, commercial sensitivity, personal data or regulatory compliance; and
(e)    the Seller shall be responsible for its own costs and expenses incurred in connection with any access request, and shall reimburse the Purchaser or the Group for any reasonable, documented out-of-pocket costs incurred in responding to any request that is unusually burdensome or made in connection with a dispute between the Parties.
7.1.3    Nothing in this Clause 7.1 (Books and records) shall require the Purchaser or any Group Company to provide access to information in a manner that would reasonably be expected to waive legal privilege, breach applicable Law, breach confidentiality obligations, impair data protection compliance, prejudice W&I Insurance coverage, or prejudice the Purchaser’s or any Group Company’s rights in any actual or potential dispute with the Seller or any member of the Seller’s Group.

7.2    Restrictive covenants - non-compete
7.2.1    For a period commencing on the Completion Date and terminating 3 (three) years thereafter (the Restricted Period) the Seller shall not, and shall procure that none of the Seller’s Group or any its or their Affiliates, directly or indirectly, whether alone or jointly with or on behalf of any other Person:
(a)    engage in, carry on, participate in, advise, assist, finance, own, manage, operate, or otherwise be involved in the Restricted Business;
(b)    intentionally interfere with, disrupt, impair, or seek to divert any business relationships between the Group and any customer, supplier, distributor, service provider, consultant, or other material commercial relationship of the Group as per Completion Date;
(c)    solicit, entice, induce or attempt to solicit, entice or induce any customer, including Material Customers, or prospective customer of the Group to cease, reduce, delay, adversely modify or not commence doing business with the Group; or
(d)    solicit, entice, induce or attempt to solicit, entice or induce any supplier or service provider of the Group to cease, reduce, delay, adversely modify or not commence doing business with the Group.
7.2.2    Nothing in Clause 7.2.1 shall prohibit Seller or any of its Affiliates from:
(a)    carrying out activities that are ancillary or incidental to businesses that are not materially the same or do not materially compete with the Restricted Business;
(b)    holding for investment purposes only, securities of a publicly traded company representing not more than five percent (5%) of the outstanding voting securities of such company, provided Seller and its Affiliates do not participate in the management or control of such competing business; or
(c)    continuing any business activities conducted by Seller or its Affiliates prior to Completion, including, without limitation, the business activities conducted by Timmerije B.V., provided that such business activities do not breach Clause 7.2.1.

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7.3    Employee non-solicitation and non-hire
7.3.1    During the Restricted Period, the Seller shall not, and shall not permit any of the Seller’s Group or any its or their Affiliates, directly or indirectly, whether alone or jointly with or on behalf of any other Person:
(a)    hire, solicit, engage, employ or otherwise retain any Key Employee, employee (including self-employed professionals (zzp’ers) of the Group or any consultant or contractor of Helvoet India, who has left such employment at a Group Company less than six (6) months prior; or
(b)    encourage, induce or attempt to encourage or induce any Key Employee, employee (including self-employed professionals (zzp’ers) of the Group or any consultant or contractor of Helvoet India consultant to leave, reduce, alter or terminate his or her employment, engagement or relationship with the Group.
7.3.2    Clause 7.3.1 shall not prohibit the Seller or any member of the Seller’s Group from hiring any Person who responds to a general solicitation or advertisement that is not targeted at employees, consultants or contractors of the Group, provided that the Seller and its Affiliates do not otherwise solicit, induce or encourage such Person to leave the Group.
7.4    Customer, supplier and relationship protections
7.4.1    During the Restricted Period, the Seller shall not, and shall procure that no member of the Seller’s Group shall, directly or indirectly make any statement or take any action that would reasonably be expected to damage the goodwill or commercial relationships of the Group and/or the Business.
7.5    Seller Group compliance
7.5.1    The Seller shall procure compliance by each member of the Seller’s Group and each of their respective Representatives with this Clause 7 (Post-Completion obligations).
7.5.2    The obligations in this Clause 7 (Post-Completion obligations) are independent obligations and shall survive Completion in accordance with their terms.

7.5.3    If the Seller and/or the Seller’s Group or any its or their Affiliates violate any of the provisions of Clause 7.2Fout! Verwijzingsbron niet gevonden., 7.3, 7.4 and/or 12.1, the Seller shall forfeit to the Purchaser or its legal successor under universal title, after written notice and, in the case of a breach capable of remedy, a period of 15 (fifteen) Business Days to remedy such breach, forfeit to the Purchaser a directly and immediately due and payable penalty in the amount of EUR 125,000 (one hundred twenty-five thousand euros) for any breach or violation of such provision and of EUR 5,000 (five thousand euro) for each day such breach or violation continues, without limiting or prejudice to any other remedies available to the Purchaser, including its right to claim specific performance (nakoming) or compensation of any damages which it may have or may incur provided that any penalty paid shall be set off against, and credited towards, any such damages awarded for the same breach.

8    WARRANTIES
8.1    Seller’s Warranties
8.1.1    Subject to the limitations set out in this Agreement, the Seller warrants to the Purchaser only that the statements expressly set out in Schedule 6 (the Seller’s Warranties) are true and accurate as at the Signing Date and shall be deemed to be repeated on and as at the Completion Date.
8.1.2    All other representations, warranties, conditions or undertakings, whether arising by statute, common law or otherwise (including any implied warranties as to condition, fitness for purpose or merchantability), are hereby expressly excluded to the fullest extent permitted by law.
8.1.3    The Seller’s Warranties do not extend to projections, forecasts, estimates, statements of intent or statements of opinion, in respect of which no warranties are given.

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8.1.4    In respect of the Seller’s Business Warranties and Tax Claims the Purchaser has taken out the W&I Insurance Policy. The Purchaser shall bear all costs, fees and expenses relating to the W&I Insurance Policy, including the insurance premium, underwriting fees, broker fees, taxes and any other related costs.

8.1.5    The Purchaser acknowledges that:
(a)    except for the Seller Retained Liabilities (defined below), Purchaser’s sole and exclusive remedy in respect of any breach of the Business Warranties and Tax Warranties shall be under the W&I Insurance Policy and the Purchaser hereby waives any right of recourse against the Seller in that regard, save in respect of the Seller Retained Liabilities.

(b)    notwithstanding Clause 8.1.5 (a), Seller shall remain directly liable to Purchaser for (i) Fraud, (ii) breach of Fundamental Warranties, (iii) the Tax Indemnity, and (iv) liability, loss, cost, or expenses imposed on, or claimed against Helvoet Netherlands arising from or relating to the Legal Demerger, including without limitation intercompany settlement claims and value extraction claims relating to the Legal Demerger (collectively, the Seller Retained Liabilities);

(c)    the Purchaser does not waive and retains all rights and remedies under this Agreement against the Seller for Seller Retained Liabilities, provided however that the Purchaser shall act in good faith when enforcing such rights;

(d)    the Purchaser shall procure that the W&I Insurance Policy and any other insurance policy taken out by or on behalf of the Purchaser, any Group Company, or any of their respective Affiliates in connection with or related to the Transaction or the Group Companies shall contain an irrevocable waiver of any rights of subrogation or recourse against the Seller or any of its Affiliates, save in the case of Clause 8.1.5(b) above;

(e)    In the event that any insurer purports to exercise any right of subrogation or recourse against Seller or any of its Affiliates in breach of Clause 8.1.5 (d), Purchaser shall be fully and unconditionally liable to Seller for the direct, out-of-pocket losses, costs, and expenses actually suffered or incurred by Seller or any of its Affiliates as a direct result of such failure or breach. In no event shall Purchaser be liable for any indirect, consequential, special, incidental, exemplary, punitive, or similar damages (including lost profits, loss of revenue, loss of opportunity, loss of goodwill, or business interruption damages) regardless of how such damages arise. It is agreed that Purchaser's liability under this this Clause 8.1.5 shall not be subject to any limitation, cap, or exclusion set out elsewhere in this Agreement; provided however that the foregoing exclusions of damages shall apply notwithstanding anything to the contrary in this Agreement;

(f)    it and its Representatives have been provided with an opportunity to review the Disclosed Information and to request and review information therein and clarification they deemed relevant therein before entering into this Agreement;

(g)    it has performed its Due Diligence Investigation with the assistance of professional advisers, in the form, scope and substance to its satisfaction;
(h)    in entering into this Agreement and any other Transaction Document, it is not relying upon, and shall not have any right or remedy in respect of, any undertaking, representation, warranty, offer, promise, assurance or other statement made by or on behalf of the Seller, unless it is expressly set out in this Agreement or any other Transaction Document, provided however that such non-reliance does not waive or diminish Purchaser’s claims pursuant to this Agreement; and
(i)    at the time of entering into this Agreement, neither the Purchaser nor the Guarantor, has actual knowledge of any fact, matter, circumstance or event which gives rise to a claim for breach of the Seller’s Warranties nor of any fact or circumstance pursuant to which the Seller would incur liability pursuant to the Seller Retained Liabilities.

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8.1.6    The Parties acknowledge and confirm that the Warranties do not necessarily reflect a factual situation and that the Warranties are not intended to be a factual description of circumstances, but rather serve to allocate the risks, costs, potential liabilities and other consequences that may arise when effectuating that the Purchaser and the Group respectively are put in the position it/they would have been in, had the relevant Warranty been true and not misleading.

8.2    Purchaser’s Warranties

8.2.1    The Purchaser hereby warrants to the Seller that each of the statements set out in Schedule 7 (the Purchaser’s Warranties) is true and accurate on the Signing Date and shall be deemed to be repeated on and as at the Completion Date.

8.2.2    The Purchaser’s Warranties are the only warranties, representations or undertakings given by the Purchaser in connection with this Agreement, except for any express covenants or obligations of the Purchaser set out elsewhere in this Agreement.

8.2.3    The Purchaser’s Warranties shall be construed independently and shall not limit, qualify or restrict any right, remedy, claim or defense of the Purchaser under this Agreement, including in respect of any Seller Retained Liability.

8.3    Breach

8.3.1    Except as expressly otherwise provided in this Agreement and subject to Clause 10 (Limitation of Liability), if either Party breaches any Warranty, covenant, undertaking, or other obligation of this Agreement, the breaching Party shall be liable to compensate the non-breaching Party for the Damage suffered or incurred by the non-breaching Party as a result of such breach.

8.3.2    Where the Purchaser is the non-breaching Party, Damage shall include Damage suffered or incurred by any Group Company, and the Purchaser may, at its sole direction, direct that any amount payable by the Seller in respect of such Damage be paid to the Purchaser or to the relevant Group Company.

9    CLAIMS

9.1    Notification of (potential) Claims

9.1.1    Notwithstanding Clause 9.3 (Legal proceedings), if the Purchaser or any other member of the Purchaser’s Group is notified or becomes aware of any fact, matter, circumstance or event which has given or is reasonably likely to give rise to a Claim, Tax Claim, or Tax Indemnity claim, the Purchaser shall give written notice thereof:
(a)    promptly but in any event within fifteen (15) Business Days after Purchaser is notified or becomes aware thereof, to the respective W&I insurer under the W&I Insurance thereof to the extent such Claim, Tax Claim, or Tax Indemnity claim is or may be covered by the W&I Insurance Policy, providing as much legal and factual detail (including evidence) as reasonably possible; and
(b)    promptly but in any event within fifteen (15) Business Days after Purchaser is notified or becomes aware thereof, to the Seller, to the extent such Claim or Tax Indemnity claim relates to, or may reasonably be expected to relate to, any Seller Retained Liability, providing as much legal and factual detail (including evidence) as reasonably possible.
9.1.2    Failure to give notice within the period referred to in Clause 9.1.1 shall not bar, reduce or otherwise prejudice any Claim, Tax Claim, or Tax Indemnity claim except to the extent, and only to the extent, that the Seller or the W&I Insurer, as applicable, is materially prejudiced by such delay.
9.1.3    A notice under Clause 9.1.1 shall describe the relevant fact, matter, circumstance or event in reasonable detail, to the extent then known by the Purchaser, and shall include the Purchaser’s good faith estimate of the amount claimed, if reasonably capable of estimation at the time.
9.1.4    The Purchaser may supplement, amend or update any notice of Claim, Tax Claim, or Tax Indemnity claim from time to time as additional information becomes available, and any such

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supplement, amendment or update shall relate back to the original notice to the extent it arises from the same or related facts, matters, circumstances or events.

9.2    Claims capable of remedy

9.2.1    To the extent that a fact, matter, circumstance or event giving rise to a Claim is capable of remedy, the Seller shall not be liable in respect of such Claim if and to the extent it is fully remedied within a reasonable period, but in any event within twenty (20) Business Days after the date on which the Seller was (or should have been) notified thereof pursuant to Clause 9.1 (Notification of (potential) Claims).

9.2.2    The Seller shall not be entitled to remedy any matter without the Purchaser’s prior written consent if the proposed remedy would reasonably be expected to affect any customer, supplier, employee, regulator, Governmental Entity, W&I Insurance coverage, Tax position, financial reporting position, or commercial relationship of the Purchaser, the Group or any other member of the Purchaser’s Group.

9.2.3    Nothing in this Clause 9.2 (Claims capable of remedy) shall require the Purchaser or any Group Company to permit the Seller to control communications with any customer, supplier, employee, regulator, Governmental Entity or other third party after Completion.

9.2.4    The Seller shall not be required to remedy any matter to the extent that doing so would reasonably likely be expected to prejudice coverage under the W&I Insurance; provided that this shall not limit the Purchaser’s rights or remedies against the Seller for any Seller Retained Liability.

9.3    Legal proceedings

9.3.1    The Purchaser’s right to pursue any Claim, Tax Claim, or Tax Indemnity claim shall lapse (vervallen), if the Purchaser fails to institute legal proceedings against the Seller or the W&I Insurer in respect thereof within six (6) months after the date on which the Seller was notified of such Claim or Tax Claim pursuant to Clause 9.1 (Notification of (potential) Claims), unless the Parties are still attempting to resolve their differences in respect of the Claim, Tax Claim or Tax Indemnity amicably.

9.4    Third Party Claims relating to Seller Retained Liabilities

9.4.1    If the Purchaser or any other member of the Purchaser’s Group is notified or becomes aware of any claim, demand, action, audit, investigation, proceeding or other matter asserted by a third party that has given or is reasonably likely to give rise to a claim in respect of a Seller Retained Liability (a Third Party Claim), the Purchaser shall give notice to the Seller in accordance with Clause 9.1 (Notification of (potential) claims).

9.4.2    The Purchaser shall control the defense, conduct, settlement, and resolution of any Third Party Claim, provided that, the Purchaser shall:

(a)    keep the Seller reasonably informed of material developments;
(b)    provide the Seller with copies of material correspondence and filings, subject to applicable Law, privilege, confidentiality, data protection and commercial sensitivity restrictions;
(c)    consult with the Seller in good faith regarding the defense and resolution of the Third Party Claim; and
(d)    consider in good faith any reasonable comments provided by the Seller.

9.4.3    The Seller may participate in the defense of any Third Party Claim at its own cost and expense and through counsel of its choosing, provided that such participation shall not interfere with the Purchaser’s control of the defense or prejudice the interests, rights, remedies, W&I Insurance coverage, customer relationships, supplier relationships, employee relationships, regulatory position, Tax position, or commercial relationships of the Purchaser, the Group or any other member of the Purchaser’s Group.
9.4.4    The Purchaser shall not make any admission of liability or enter into any settlement or compromise in relation to the Third Party Claim (or any part thereof) to the extent such settlement or compromise would impose liability on the Seller in respect of a Seller Retained

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Liability without the Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed).
9.4.5    The Seller shall not settle or compromise any Third Party Claim, or communicate with any third party regarding any Third Party Claim, without the Purchaser’s prior written consent.
9.4.6    Notwithstanding Clause 9.4.4, the Purchaser is allowed to settle or compromise any Third Party Claim without the Seller’s consent if such settlement or compromise:
(a)    includes a full and unconditional release of the Purchaser, the Group and each other member of the Purchaser’s Group from the relevant Third Party Claim;
(b)    does not require the Seller to admit liability or wrongdoing;
(c)    does not impose any (non-)monetary obligation on the Seller; and
(d)    does not prejudice the Seller’s defense of any Seller Retained Liability.
9.5    Third Party Claims Covered by W&I Insurance
9.5.1    To the extent a Third Party Claim is, or may be, covered by the W&I Insurance Policy and does not relate to a Seller Retained Liability, the conduct, defense and settlement of such Third Party Claim shall be governed by the W&I Insurance Policy and the Purchaser’s arrangements with the W&I Insurer.
9.5.2    The provisions of this Agreement shall not impose obligations on the Purchaser in favor of the Seller with respect to the conduct of any Third Party Claim that is covered solely by the W&I Insurance Policy and does not relate to a Seller Retained Liability, except to the extent expressly set out in this Agreement.

9.6    Access and Cooperation in Respect of Claims

9.6.1    In connection with any Claim, Tax Claim or Third Party Claim, each Party shall provide the other Party with reasonable cooperation and access to relevant books, records, information and personnel to the extent reasonably necessary for the investigation, defense or resolution of such matter.

9.6.2    Any access or cooperation under Clause 9.6.1 shall be subject to applicable Law, legal privilege, confidentiality obligations, data protection requirements, commercial sensitivity, customer and supplier relationship considerations, and W&I Insurance requirements.

9.6.3    Each Party shall bear its own costs and expenses incurred in connection with this Clause 9.6 (Access and Cooperation in Respect of Claims).

9.7    No claims against directors or employees

9.7.1    Either Party hereby irrevocably and unconditionally waives, by means of an irrevocable third-party stipulation (onherroepelijk derdenbeding), its right to bring any claim against any present or former director, officer, or employee of any member of the Seller’s Group companies (including the Group) in respect of any information, opinion or advice supplied or given (or omitted to be supplied or given) by him or her to the other Party or any of the other Party Affiliates or Representatives in connection with the Transaction, save in case of Fraud.

10    LIMITATION OF LIABILITY

10.1    Seller Retained Liabilities

10.1.1    With reference to inter alia Clause 8.1.5, the Seller shall in no event be liable for a breach of any of the Seller’s Warranties or indemnities and Purchaser shall in no event claim that Seller shall be liable for a breach of the Seller's Warranties or indemnities, in each case except for the Seller Retained Liabilities. For the avoidance of doubt: except for the Seller Retained Liabilities, the sole remedy for any breach of the Seller's Warranties and/or indemnities shall be the W&I Insurance Policy.

10.1.2    Subject to the express limitations set out in this Clause 10 (Limitation of Liability), the Seller shall remain directly liable to the Purchaser and, at the Purchaser’s election, the relevant Group

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Company, for the Seller’s Retained Liabilities and/or any other right or remedy expressly preserved under this Agreement.

10.1.3    The Purchaser shall not be entitled to double recovery for the same Damage. Any amount actually recovered by the Purchaser or any Group Company under the W&I Insurance Policy or from a third party in respect of the same Damage shall reduce the Seller’s liability for such Damage, but only to the extent of the amount actually received by the Purchaser or the relevant Group Company, net of all Taxes (disregarding any Relief), costs, expenses, deductibles, retentions, premium increases and other amounts incurred in obtaining such recovery.

10.1.4    For the avoidance of doubt, final determination of the Purchase Price Helvoet Netherlands under Clause 4 (Completion Accounts Helvoet Netherlands) shall not limit, waive, release or otherwise prejudice any Claim, Tax Claim or other right or remedy of the Purchaser in respect of any Seller Retained Liability, except to the extent the Purchaser has actually received full monetary recovery for the same Damage or claim through the Completion Accounts mechanism.

10.2    Disclosures

10.2.1    The Seller shall not be liable in respect of a breach of Business Warranties or Tax Claim, if and only to the extent that the specific matter, fact, circumstance or event giving rise to such breach of Business Warranties or Tax Claim was Disclosed.

10.2.2    If a matter is Disclosed only in part, the Seller shall be relieved from liability only to the extent of the specific facts, circumstances and amounts actually Disclosed in accordance with this Clause 10.2 (Disclosures), and not in respect of any broader, different, increased, continuing or related liability, unless such broader, different, increased, continuing or related liability is also Disclosed.

10.3    General exclusions

10.3.1    The Seller shall not be liable in respect of any Claim or Tax Claim if and to the extent such Claim or Tax Claim arises solely as a result of:
(a)    any voluntary act or omission of the Purchaser or a Group Company after Completion, other than any act or omission required by Law or required by this Agreement;
(b)    any voluntary act or omission by any member of the Seller’s Group prior to Completion taken at the prior written request or written approval of the Purchaser after the Signing Date;
(c)    the fulfilment by the Group of its legal or contractual obligations prior to Completion, provided, where the contractual obligations are concerned, such obligations were due at the time;
(d)    any change after Completion in Tax or accounting policies, bases, practices, or methods applied in preparing any accounts or valuing any assets or liabilities of the Group and/or a Group Company, other than to the extent such change is required by Law in effect prior to the Signing Date, or made to correct an error or misstatement ;

(e)    any change or enactment of Law coming into effect after the Signing Date (whether or not taking effect retroactively); or

(f)    the Purchaser or the relevant Group Company having actually recovered the same Damage under the W&I Insurance or from any third party.

The Seller shall not be liable for any Claim or Tax Claim to the extent that the Purchaser has actual knowledge of the matter giving rise to the Claim or Tax Claim as at the Signing Date.

10.4    Overall time limitation

10.4.1    The Seller shall not be liable in respect of a Claim, Tax Claim, or Tax Indemnity claim unless it was notified thereof by the Purchaser in accordance with Clause 9.1 (Notification of (potential) Claims):

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(a)    before the seventh (7th) anniversary of the Completion Date Helvoet Netherlands where any Claim for breach of the Fundamental Warranties is concerned;

(b)    where any Tax Claim or Tax Indemnity claim is concerned, before the later of (i) the seventh (7th) anniversary of the Completion Date Helvoet Netherlands, and (ii) ninety (90) days after expiry of the relevant statutory limitation period applicable in the relevant jurisdiction to the Tax matter giving rise to such Tax Claim or Tax Indemnity claim; and

(c)    before the eighteen (18) month anniversary of the Completion Date Helvoet Netherlands where any Claim for breach of the Business Warranties is concerned.

10.4.2    The time limitations in Clause 10.4.1 shall not apply to Fraud.

10.5    Maximum liability, De Minimis

10.5.1    The aggregate liability of the Seller in respect of all Claims and Tax Claims shall not exceed the Purchase Price Helvoet Netherlands, except that:

(a)    there shall be no limit on the aggregate liability of the Seller in respect of the Seller Retained Liabilities; and
(b)    the aggregate liability of the Seller in respect of any Claim (for the avoidance of doubt including any penalties due under this Agreement) other than the Seller Retained Liabilities, shall not exceed the amount equal to 10% (ten percent) of the Purchase Price Helvoet Netherlands.

10.5.2    The Seller shall not be liable for any Claim or Tax Claim unless the amount of such Claim or Tax Claim at issue exceeds [***]. Notwithstanding the foregoing, no de minimis (including the threshold in this Clause 10.5.2) shall apply to any claim under the Tax Indemnity, or any claim for a breach of the Fundamental Warranties.

10.6    General reductions

10.6.1    When calculating the liability of the Seller in respect of a Claim or Tax Claim, the following amounts shall be deducted:
(a)    the amount of any economic benefit (other than in respect of Tax) actually realized in cash by the Purchaser or a Group Company arising directly from the fact, matter, circumstance, or event giving rise to such Claim; the amount of any Tax Benefit actually realized in cash that is directly connected with such Claim or the fact or facts giving rise to such Claim; and
(b)    the amount of any allowance, provision or reserve (including any allowance, provision or reserve taken into account in calculating the net value of any asset) in respect of the fact, matter, circumstance or event giving rise to such Claim which has been made in the Accounts of a Group Company or has otherwise been taken into account or reflected therein, or has otherwise been taken into account in calculating the Purchase Price.

10.6.2    No reduction shall be made for any Tax Benefit unless such Tax Benefit:
(a)    has actually been realized in cash by the Purchaser or the relevant Group Company;
(b)    arises from the same facts or circumstances as the relevant Claim or Tax Claim; and
(c)    is not reasonably expected to result in an increased Tax liability or reduced Tax asset in any other period.

10.6.3    If a Tax Benefit is taken into account for purposes of this Clause 10.6 (General Reductions) and subsequently is reversed or denied by a Tax Authority, the Seller shall reimburse to the Purchaser the amount of any such reversed or denied Tax Benefit.

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10.7    Purchaser’s Right to Recover

10.7.1    If the Purchaser or any other member of the Purchaser’s Group (including the Group) has an actual, enforceable, commercially reasonable right to recover from a third party (excluding a right to recover from a Tax Authority, employees, directors, officers, customers, suppliers, or commercial counterparties where pursuit would reasonably be expected to impair the business or commercial relationships of the Purchaser or the Group) in respect (in whole or in part) of a matter which has given rise to a Claim or a Tax Claim (a Right to Recover), the Purchaser shall use commercially reasonable efforts to pursue such Right to Recover to the fullest extent possible.

10.7.2    The Purchaser shall not be required to:

(a)    commence litigation, arbitration or other formal proceedings against any third party;
(b)    take any action that would reasonably be expected to prejudice the business, commercial relationships, W&I Insurance coverage, legal position, Tax position or regulatory position of the Purchaser or any Group Company;
(c)    incur material unreimbursed cost or expense;
(d)    admit liability or wrongdoing;
(e)    waive or release any rights or claims;
(f)    impair any customer, supplier, employee or other commercial relationship; or
(g)    delay or compromise any Claim or Tax Claim against the Seller.

10.7.3    The Seller shall not be liable in respect of a Claim or a Tax Claim to the extent that the Purchaser or any other member of the Purchaser’s Group:
(a)    has actually recovered pursuant to any Right to Recover; or

(b)    would have had a Right to Recover if the insurance policies effected by or for the benefit of the Group which are in effect as at the Signing Date had been maintained on no less favorable terms after Completion;

in each case calculated net of any Tax (disregarding any Relief).

10.7.4    Where the Seller pays an amount to the Purchaser in respect of a Claim or a Tax Claim and the Purchaser or any other member of the Purchaser’s Group subsequently receives a third-party recovery for the same Damage after the Seller has paid the relevant Claim or Tax Claim, the Purchaser shall as soon as reasonably possible notify the Seller thereof and pay to the Seller any amount actually recovered or, if less, repay the relevant amount paid up to the amount previously paid by the Seller for the same Damage to the Purchaser by the Seller, net of Taxes (disregarding any Relief) and recovery costs, in either case within ten (10) Business Days after receipt of the recovered amount.

10.8    Obligation to mitigate

10.8.1    The Purchaser shall, upon becoming actually aware of any matter that could give rise to a Claim or Tax Claim and to the extent within its control, use commercially reasonable measures or procure (as far as it is reasonably able) that use commercially reasonable measures are taken by the other members of the Purchaser’s Group to mitigate any Damage giving rise to a Claim or Tax Claim to the extent they are obligated to do so by Law.

10.8.2    The Purchaser shall not be required to take any action that would require the Purchaser, any Group Company or any other member of the Purchaser’s Group to:
(a)    admit liability or wrongdoing;
(b)    waive or release any rights or claims;
(c)    make any payment or incur any material unreimbursed cost or expense;
(d)    assume or retain any liability or obligation;
(e)    agree to any non-monetary restriction;
(f)    undertake any material obligation;
(g)    amend or terminate any Contract;
(h)    impair any customer, supplier, employee or other commercial relationship;
(i)    prejudice coverage under the W&I Insurance Policy;
(j)    prejudice its legal, Tax, regulatory or commercial position; or
(k)    otherwise suffer any material adverse consequence.

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10.8.3    Any failure to mitigate shall reduce the Seller’s liability only to the extent the Purchaser failed to take commercially reasonable mitigation according to this Clause 10.8 (Obligations to mitigate) and such failure directly affected the amount of the relevant Damage.

10.9    No double recovery

10.9.1    Neither Party shall be entitled to recover from the other Party more than once in respect of the same Damage.

10.9.2    For the avoidance of doubt, recovery under the Completion Accounts mechanism shall not preclude recovery under a Claim, Tax Claim, Seller Retained Liability or any other provision of this Agreement unless, and only to the extent, the Purchaser has actually received monetary recovery for the same Damage.

10.9.3    No provision of this Agreement shall be interpreted to prevent the Purchaser from pursuing multiple available remedies in the alternative, provided that the Purchaser shall not ultimately receive double recovery for the same Damage.

11    TAX MATTERS AND INDEMNITIES

11.1    Tax covenants prior to Completion

11.1.1    Without the prior written consent of the Purchaser, which shall not be unreasonably be withheld, the Seller shall not (and, prior to Completion, the Seller shall cause the Group not to), to the extent it may affect, or relate to, the Group, make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, enter into any settlement or compromise with any Tax Authority, surrender any right to claim a Tax refund, consent to any extension or waiver of any limitation period relating to Taxes, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax Liability or reducing any Tax asset of the Purchaser or the Group in respect of any Post-Completion Tax Period or any Pre-Completion Tax Period, unless required by Law.

11.1.2    The Seller shall promptly notify the Purchaser in writing of any communication, notice, inquiry, audit, investigation, assessment, claim or dispute with any Tax Authority relating to the Group and concerning any Pre-Completion Tax Period, any Straddle Period, the Transaction, the legal demerger, carve-out, restructuring, intercompany settlement, or any other pre-Completion event or arrangement.

11.2    Preparation of Tax Returns

11.2.1    The Seller shall prepare, or cause to be prepared, all Tax Returns required to be filed by the Group after Completion with respect to a Pre-Completion Tax Period. Any such Tax Return shall be prepared in accordance with the Accounting Principles (unless otherwise required by Law) and without a change of any election or any accounting method and shall be submitted by Seller to Purchaser (together with schedules, statements and, to the extent requested by Purchaser, supporting documentation) at least thirty (30) days prior to the due date (including extensions) of such Tax Return. If either Party objects to any item on any such Tax Return, it shall, within twenty (20) Business Days after delivery of such Tax Return, notify the other Party in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Purchaser and Seller shall negotiate in good faith and use their reasonable best efforts to resolve such items.

11.2.2    If Purchaser and Seller are unable to reach such agreement within ten (10) Business Days after receipt by Purchaser of such notice, the disputed item shall be referred to the Independent Expert for determination in accordance with Schedule 4 (Independent Expert procedure) and determination by the Independent Expert shall be final and binding on the Parties (absent manifest error). The Independent Expert shall resolve any disputed items within ten (10) Business Days of having the item referred to it pursuant to such procedures as it may require. If the Independent Expert is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Purchaser and then amended to reflect the Independent Expert’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne equally by Purchaser and Seller.

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11.2.3    The preparation and filing of any Tax Return of the Group that does not relate to a Pre-Completion Tax Period shall be exclusively within the control of Purchaser.

11.2.4    The Parties shall provide each other with such information and assistance as they (or any other member of their respective Groups) may reasonably require to comply with their respective obligations to prepare and file (or procure the preparation and filing of) Tax Returns under this Clause 11.2 (Preparation of Tax Returns).

11.3    Termination of existing tax sharing agreements

11.3.1    The Seller shall terminate or cause to be terminated any and all existing Tax sharing agreements, Tax allocation agreements, Tax indemnity agreements or similar arrangements (whether written or not) binding upon the Group as of Completion Date. After Completion, none of the Group, Purchaser nor any of Purchaser’s Affiliates and their respective Representatives shall have any further rights or liabilities.

11.4    Tax Indemnification

11.4.1    The Seller shall indemnify and hold harmless the Purchaser, or at the Purchaser’s discretion, the Group, on a euro-for-euro basis, against any Taxes payable by a Group Company (including any Tax that is primarily the liability of the Seller or any member of the Seller's Group for which a Group Company is or becomes liable, whether by fiscal unity, joint and several liability or under the DTC) to the extent such Tax relates to a Pre-Completion Tax Period or to any other event occurring on or before Completion and has not been included, reserved, provided for, accrued or otherwise reflected in the Completion Accounts. Any amount payable by the Seller under this Tax Indemnity shall be paid within ten (10) Business Days after the relevant Tax has become finally due and payable and has actually been paid by the Purchaser or the relevant Group Company, provided that the Purchaser has complied with its notification, conduct, mitigation and recovery obligations under this Agreement.

11.4.2    If a Group Company realizes a Tax Benefit attributable to a Pre-Completion Tax Period that arises from the same facts or circumstances as a Tax Indemnity claim under Clause 11.4 (Tax Indemnification), the amount payable by the Seller under Clause 11.4 (Tax Indemnification) shall be reduced by the amount of such Tax Benefit on a euro-for-euro basis.

11.5    Tax Benefits

11.5.1    If a Group Company actually realizes a Tax Benefit in cash after Completion that is attributable to a Pre-Completion Tax Period and arises from the same facts or circumstances as a Tax Indemnity claim under Clause 11.4 (Tax Indemnification), the amount payable by the Seller under Clause 11.4 (Tax Indemnification) shall be reduced by the amount of such Tax Benefit on a euro-for-euro basis.

11.5.2    No reduction shall be made for any Tax Benefit unless such Tax Benefit:

(a)    has actually been realized in cash by Purchaser or the relevant Group Company;

(b)    arises from the same facts or circumstances as the relevant Tax Indemnity claim;
(c)    is not reasonably expected to result in an increased Tax liability, reduced Tax asset, reduced Tax attribute or other adverse Tax consequence in any other period; and
(d)    is net of all Taxes, costs and expenses incurred in realizing such Tax Benefit.

11.5.3    If a Tax Benefit is taken into account for purposes of this Clause 11.5 (Tax Benefits) and subsequently is reversed or denied by a Tax Authority, the Seller shall reimburse to the Purchaser the amount of any such reversed or denied Tax Benefit.

11.5.4    If Seller has paid an amount under Clause 11.4 (Tax Indemnification) and Purchaser or a Group Company subsequently actually realizes a Tax Benefit that would have reduced such payment under this Clause 11.5 (Tax Benefits), Purchaser shall pay Seller the amount of such Tax Benefit, net of all Taxes, costs and expenses, up to the amount previously paid by Seller in respect of the same Tax matter.

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11.6    Straddle period

11.6.1    In the case of Taxes that are payable with respect to a taxable period that begins before and ends after the Completion Date (each such period, a Straddle Period), the portion of any such Taxes that are treated as Pre-Completion Taxes for purposes of this Agreement shall be:

(a)    in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital net worth, sales, turnover, VAT, withholding, employment, payroll or social security (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with Completion Date; and

(b)    in the case of Taxes not covered under Clause 11.6.1(a), deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on and including the Completion Date and the denominator of which is the number of days in the entire period.

11.6.2    Any exemptions, allowances, deductions, reliefs, credits or other Tax attributes available for a Straddle Period shall be allocated on a basis consistent with the allocation of Taxes under Clause 11.6.1, except to the extent otherwise required by applicable Law.

11.7    Transfer Taxes

11.7.1    All transfer, documentary, stamp, registration, notarial and similar Taxes, duties and fees arising from the transfer of the Shares pursuant to this Agreement shall be borne by the Purchaser, except to the extent such Taxes, duties or fees arise solely from any pre-Completion restructuring implemented by the Seller and are not included, reserved, provided for, accrued or otherwise reflected in the Completion Accounts.

11.7.2    The Parties shall cooperate in good faith to prepare and file all Tax Returns and other documents required in connection with the Taxes, duties and fees referred to in this Clause 11 (Tax matters and Indemnities).

12    CONFIDENTIALITY AND ANNOUNCEMENTS

12.1    Confidential Information

12.1.1    Subject to Clause 12.2 (Permitted disclosures of Confidential Information), each Party shall, and shall procure that its Representatives and each other Person to whom it discloses Confidential Information or to whom Confidential Information is disclosed at its request, shall keep confidential and not disclose or make available to anyone:
(a)    the existence or contents of the Transaction Documents, including this Agreement, and any ancillary documents;
(b)    the subject matter or process of negotiations or any disputes between the Parties in connection with the Transaction;
(c)    in case of the Seller, any information of a secret or confidential nature received or held by the Seller or any of its Representatives which relates to the Purchaser, any member of the Purchaser’s Group, or the Group or their respective businesses and, following Completion, any information of a secret or confidential nature relating to the Group, any Group Company or the Business, whether received or held before, on or after Completion; or
(d)    in case of the Purchaser, any information of a secret or confidential nature received or held by the Purchaser or any of its Representatives which relates to the Seller’s Group or, prior to Completion, the Group or their respective businesses;
(together, the Confidential Information);

unless and to the extent the Confidential Information is in or comes into the public domain other than as a result of a breach of any undertaking or duty of confidentiality by that Party, its

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Affiliates or any of their respective Representatives, in which case such information shall no longer be deemed to form part of the Confidential Information.

12.1.2    For the avoidance of doubt, after Completion, Confidential Information relating to the Group, any Group Company or the Business shall be Confidential Information of the Purchaser, and the Seller shall not, and shall procure that no member of the Seller’s Group shall, use such Confidential Information for any purpose other than as expressly permitted under this Agreement.

12.1.3    Each of the Parties shall, or shall procure that each of its Representatives and other persons to whom it disclosed Confidential Information shall, on reasonable written demand from any other Party, immediately and at its own cost and expense, without keeping copies, (i) return to that other Party, all documents containing Confidential Information made available to it by (or on behalf of) that other Party or any of that other Party’s Representatives, (ii) destroy all reports, analyses, compilations, studies or other materials which contain or have been derived from or otherwise reflect any Confidential Information, (iii) expunge all Confidential Information from any of its computers or other devices containing Confidential Information, and (iv) upon request by that other Party, deliver to that other Party a certificate signed by it confirming that the obligations contained in this Clause 12.1.2 have been complied with, provided that each of the Parties may retain any Confidential Information as may be required by Law or applicable stock exchange rules, professional standards, audit requirements, insurance requirements, bona fide internal record retention policies, legal or regulatory compliance obligations, or applicable IT back-up systems, provided that any Confidential Information so retained shall remain subject to this Clause 12 (Confidentiality and announcements).

12.1.4    Nothing in this Clause 12 (Confidentiality and announcements) shall require any Party to return, destroy or disclose any document, communication, analysis or other material to the extent doing so would reasonably be expected to waive legal privilege, breach applicable Law, breach a confidentiality obligation owed to a third party, impair data protection compliance, prejudice W&I Insurance coverage, prejudice any financing arrangement, or prejudice such Party’s rights or remedies under this Agreement or applicable Law.

12.2    Permitted disclosures of Confidential Information

12.2.1    A Party (or, as the case may be, its Representatives or Affiliates) may disclose Confidential Information only:
(a)    with the prior written approval from the other Party (which shall not be unreasonably withheld);

(b)    to the extent required by Law, stock exchange rules, listing rules, financial reporting requirements, or other legal, regulatory, Tax or governance obligations or pursuant to an order of a Governmental Entity;

(c)    to the extent required for the purposes of fulfilling its obligations under this Agreement (including the negotiation and drafting of this Agreement);

(d)    to the extent reasonably required to conduct the defense of a claim or to enforce any rights or to exercise any remedies under this Agreement or any related agreement;
(e)    to that Party’s Representatives or Affiliates, but only to the extent necessary and provided that before any such disclosure is made, the Person to whom such disclosure will be made is informed of the terms of this Clause 12.2 (Permitted disclosures of Confidential Information) and instructed to adhere to those terms as if such Person were bound by them or is otherwise subject to professional, legal, fiduciary, or contractual confidentiality obligations;

(f)    to its auditors, accountants, legal counsel, tax advisors, financial advisors, insurers, insurance brokers, W&I Insurer, financing sources, lenders, debt providers, rating agencies, board members, committee members and other professional advisors, but only to the extent necessary and provided that before any such disclosure is made, the Person to whom such disclosure will be made is informed of the terms of this Clause 12.2

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(Permitted disclosures of Confidential Information) and instructed to adhere to those terms as if such Person were bound by them;
(g)    to current or prospective investors or financing sources of such Party or its Affiliates in connection with financing, refinancing, investor reporting, governance or ordinary course reporting activities, subject to appropriate confidentiality undertakings or confidentiality practices which are reasonable in the circumstances, provided that if a Party is required by Law or pursuant to an order of a Governmental Entity to disclose any Confidential Information, it shall promptly and if reasonably possible and lawful before disclosure occurs notify the other Parties. The Party required to disclose Confidential Information shall, if reasonably possible and lawful, co-operate with the other Parties with regard to the timing and content of such disclosure, or any action which the other Parties may reasonably elect to challenge such requirement, provided that no such notice or cooperation obligation shall prevent or delay any disclosure required by Law, applicable securities laws, stock exchange rules, listing rules, legal process or a Governmental Entity.

12.2.2    The Purchaser and its Affiliates may disclose Confidential Information relating to the Transaction, the Group or the Business to the extent reasonably necessary for integration planning, transition planning, financing, insurance, W&I underwriting or claims, accounting, tax, financial reporting, internal governance, compliance, regulatory filings, customer or supplier communications approved under this Agreement, or operation of the Group after Completion.

12.2.3    The Seller shall remain responsible for any breach of this Clause 12 (Confidentiality and announcements) by any member of the Seller’s Group or any of their respective Representatives. The Purchaser shall remain responsible for any breach of this Clause 12(Confidentiality and announcements) by any member of the Purchaser’s Group or any of their respective Representatives.

12.3    Announcements

12.3.1    Neither Party shall disclose any information to the press or make any public announcement or otherwise disclose information to third parties about the Transaction and/or the (identity of the) Parties involved therein, without the prior written consent of the other Party, except if and insofar as required by Law, including the regulations of any relevant stock exchange as applicable to any Party, applicable securities laws, listing rules, financial reporting requirements or any Governmental Entity, provided that the Party with an obligation to issue an announcement shall as soon as reasonably possible and if reasonably possible and lawful before disclosure occurs notify the other Party. The Party with an obligation to make an announcement shall, if reasonably possible and lawful, co-operate with the other Party with regard to the timing and content of such announcement, or any action which the other Parties may reasonably elect, to challenge such requirement, provided that no Party shall be required to delay any disclosure that it reasonably determines is required by Law, applicable securities laws, stock exchange rules, listing rules or any Governmental Entity.

12.3.2    All press releases and all other forms of publicity, including any communications with third parties, concerning this Agreement and the Transaction, require the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned, or delayed, and will be released at such time as agreed upon by the Parties, except to the extent disclosure is permitted or required under Clause 12.3.1. The Parties shall issue a press release regarding the proposed Transaction in accordance with the draft attached as Schedule 8 (Press release) or such other form as may be mutually agreed by the Parties or required by applicable Law, applicable securities laws, stock exchange rules, listing rules or any Governmental Entity.

12.3.3    Notwithstanding anything to the contrary in this Clause 12 (Confidentiality and announcements), after the initial public announcement of the Transaction, the Purchaser and its Affiliates may make internal announcements and communications to employees, directors, officers, auditors, advisors, insurers, lenders, financing sources, customers, suppliers and other business counterparties of the Purchaser or the Group to the extent reasonably necessary for integration planning, transition planning, financing, compliance, customer or supplier communications, or operation of the Group after Completion, provided that any such communications are consistent in all material respects with prior public announcements or otherwise subject to appropriate confidentiality obligations.

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12.3.4    The Seller shall not, and shall procure that no member of the Seller’s Group shall, make any communication to any customer, supplier, employee or other business counterparty of the Group concerning the Transaction, the Purchaser, the Group or the Business after Signing, except with Purchaser’s prior written consent, as required by Law, or as expressly contemplated by an agreed communication plan or as reasonably necessary to perform Seller’s obligations under this Agreement.

13    TERMINATION

13.1    Termination of this Agreement shall not affect the accrued rights and obligations of the Parties at the time, nor the continued validity of the provisions of Clause 1 (Definitions and interpretation), Clause 8.3 (Breach), Clause 10 (Limitation of Liability), Clause 11 (Tax Matters and Indemnities), Clause 12 (Confidentiality and announcements), this Clause 13 (Termination), Clause 14 (The Guarantor) and Clauses 15.2 (Costs and expenses), 15.3 (Payments), 15.4 (Assignment), 15.5 (Entire agreement), 15.6 (Remedies), 15.7 (Waiver and variation), 15.8 (No third party beneficiaries), 15.9 (Severability), 15.10 (Notices), and 15.11 (Governing law and jurisdiction).

14    THE GUARANTOR

14.1    The Guarantor as primary obligor (hoofdelijk medeschuldenaar) unconditionally and irrevocably undertakes with the Seller that it will pay to the Seller the Purchase Price.

15    MISCELLANEOUS

15.1    Further assurances

15.1.1    Each Party shall, at its own cost and expense, execute such documents and do such things, or procure (as far as it is reasonably able) that another Person executes such documents and does such things, as the other Party may from time to time reasonably require in order to give full effect to, and give each Party the full benefit of, this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby.

15.2    Costs and expenses

15.2.1    Except as otherwise provided in this Agreement, each Party shall pay its own costs and expenses including but not limited to fees and disbursements of counsel, financial advisors and accountants and Taxes and fees including any penalties and interest incurred in connection with this Agreement relating to the negotiation, preparation and execution by it of this Agreement and fulfilling its obligations hereunder.

15.2.2    The costs and expenses of the Deed of Transfer and other notarial documents required to give effect to the transfer of the Shares shall be borne equally on a 50%/50% basis.

15.2.3    The costs of the W&I Insurance Policy shall be borne by the Purchaser.

15.3    Payments

15.3.1    Except as otherwise provided in this Agreement, all payments to be made hereunder shall be made in euro by way of electronic transfer in immediately available funds on or before the due date for payment:

(a)    if to the Seller, to the Seller’s Bank Accounts;

(b)    if to the Purchaser, to the Purchaser’s Bank Account;

(c)    if to the Notary, to the Notary Bank Account; and

(d)    if to the Escrow Agent, to the Escrow Account in accordance with the Escrow Agreement.

15.3.2    Except as otherwise provided in this Agreement, if a Party defaults in the payment, when due, of any sum payable under this Agreement, it shall pay (i) statutory interest on the basis of article 6:119a DCC at the then applicable rate on that sum from the date on which payment is due up to and including the date of actual payment, which interest shall accrue from day to day.

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15.3.3    Where any payment is made in satisfaction of a liability for breach of a warranty, indemnity, covenant, Seller Retained Liability, Tax Claim, Tax Indemnity, Completion Accounts adjustment or other payment obligation under this Agreement, that payment shall, to the extent possible, be treated as an adjustment of the Purchase Price equal to any such amount and be treated accordingly by the Parties in all relevant respects, unless otherwise required by applicable Law.

15.3.4    Save as otherwise provided, all payments made by a Party under this Agreement shall be made free from any counterclaim or set-off and without deduction or withholding of any Tax other than Taxes to be deducted or withheld by Law.

15.4    Assignment

15.4.1    Subject to Clauses 15.4.2 and 15.4.3, the rights and obligations of a Party under this Agreement cannot be assigned, otherwise transferred (whether directly or indirectly) or Encumbered, without the prior written consent of the other Party, such consent not to be unreasonably withheld, delayed or made conditional.

15.4.2    Either Party may assign its rights and transfer its obligations under this Agreement to any of its Affiliates and the other Party hereby irrevocably grants its consent, in advance, to the assigning Party for purposes of such assignment (or transfer), provided that:

(a)    the assigning Party shall remain liable for the due and proper fulfilment by such Affiliate of all its obligations under this Agreement, provided that, for the avoidance of doubt, the Purchaser shall remain liable for payment of the Estimated Purchase Price Helvoet Netherlands; (ii) the Purchase Price Helvoet Netherlands; and (iii) the Purchase Price Helvoet India; and
(b)    the assigning Party shall, in the event of a contemplated change of Control in the Affiliate (but in any event prior to such change of Control), reassume all rights and obligations pursuant to this Agreement from such Affiliate and continue to be a Party to the Agreement as if the assignment (or transfer) had not occurred.

15.4.3    After Completion, the Purchaser may, without Seller’s consent, assign, transfer, pledge or otherwise grant security over its rights under this Agreement:

(a)    to any member of the Purchaser’s Group;
(b)    to any financing source, lender, administrative agent, collateral agent or security trustee for collateral security purposes in connection with financing or refinancing arrangements of the Purchaser or any member of the Purchaser’s Group; or
(c)    to any successor by merger, consolidation, reorganization, conversion, sale of substantially all assets or similar transaction involving the Purchaser or any member of the Purchaser’s Group;

provided that no such assignment, transfer, pledge or grant of security shall relieve Purchaser of its payment obligations under this Agreement unless Seller has consented in writing.

15.4.4    Any assignee (or transferee) under this Clause 15.4 (Assignment) may itself make an assignment (or transfer) as if it were an assigning party under this Clause 15.4 (Assignment) provided however that the stipulations of this Clause 15.4 (Assignment) shall apply to such assignee mutatis mutandis.

15.4.5    Any purported assignment, transfer or Encumbrance in breach of this Clause 15.4 (Assignment) without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned, or delayed, shall be null and void.

15.4.6    For the purpose of this Clause 15.4 (Assignment) Purchaser’s Group shall include Purchaser, Kimball Electronics, Inc., their respective Affiliates and any direct or indirect subsidiary, successor, assignee or financing designee of any of the foregoing.

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15.5    Entire agreement

15.5.1    This Agreement (together with the other Transaction Documents) represents the entire understanding, and constitutes the whole agreement, in relation to the Transaction and replaces any prior agreement between the Parties.

15.6    Remedies

15.6.1    Except as expressly otherwise provided in this Agreement, each Party hereby excludes or irrevocably waives its rights arising out of Title 1 of Book 7 DCC, its right to invoke article 6:228 DCC (as a consequence of which an error shall remain for the risk of the Party in error) and its right to invoke any protection provided by the Law in relation to this Agreement, including the right to:

(a)    rescind (ontbinden) this Agreement in whole or in part;

(b)    suspend (opschorten) any of its obligations under this Agreement; and

(c)    nullify (vernietigen) or amend (wijzigen) this Agreement in whole or in part; other than the right to claim damages (schadevergoeding) or specific performance.

15.7    Waiver and variation

15.7.1    Except as expressly otherwise provided in this Agreement, no omission or delay on the part of any Party in exercising any right or remedy under this Agreement or by Law shall be construed as a waiver thereof or of any other right or remedy, or shall prejudice or impair any further exercise of such or any other right or remedy. Any single or partial exercise of any right or remedy under this Agreement or by Law shall not preclude the further or any future exercise thereof or of any other right or remedy.

15.7.2    A waiver of any right or remedy under this Agreement shall only be effective if given in writing and executed by or on behalf of the Party giving the waiver, and shall not be deemed a waiver of any right or remedy in respect of any subsequent breach or default.

15.7.3    An amendment of or supplement to this Agreement shall only be valid if it is in writing and duly signed by or on behalf of all Parties.

15.8    No third party beneficiaries

15.8.1    This Agreement is concluded for the benefit of the Parties and their respective successors and permitted assigns, and nothing in this Agreement is intended to or implicitly confers upon any other Person any right, benefit or remedy of any nature whatsoever, except to the extent explicitly stated in this Agreement. In the event that any third party stipulation contained in this Agreement is accepted by any third party, such third party will not become a party to this Agreement.

15.9    Severability

15.9.1    If any provision of this Agreement, or the application thereof to any Party or circumstance, is held to be illegal, invalid or unenforceable in whole or in part under any Law, then such provision shall to that extent be deemed not to form part of this Agreement and, to the extent reasonably possible, replaced by the Parties with a legal, valid and enforceable provision that, seen in the context of this Agreement as a whole, achieves as closely as possible the intention of the Parties under this Agreement, without affecting the legality, validity and enforceability of the remainder of this Agreement.

15.10    Notices

15.10.1    Any communication to be made under or in connection with this Agreement, including any notice to be given by a Party to the other Party or Parties, shall be in writing and except as otherwise provided in this Agreement, may be by letter or email.

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15.10.2    The (email) address and the company, department or officer, if any, for whose attention the communication is to be made of each Party for purposes of any communication under or in connection with this Agreement is that identified in this Clause 15.10.2 or any substitute (email) address or company, department or officer as a Party may notify the other Party or Parties by not less than 5 (five) Business Days' notice.

The Seller:

     Hydratec Industries N.V.
Address:        [***]
Attention:        [***]
Tel:        [***]
Email:         [***]

Höcker Advocaten B.V.
Address:         [***]
Attention:         [***]
Email:         [***]

The Purchaser:

Kimball Electronics, Inc.
Address:            [***]

Attention:         [***]
Email:         [***]

Squire Patton Bogs (UK) LLP
Addres:         [***]
Attention:         [***]
Email:         [***]

With an additional copy, which shall not constitute notice, to:
        Kimball Electronics Legal Department
Address:        [***]
E-mail:         [***]

15.10.3    Any notice shall be delivered by hand or courier, or sent by overnight courier, or email, and shall be deemed to have been received:

(a)    in the case of delivery by hand or courier service (with written confirmation of receipt), at the time of delivery;

(b)    in the case of delivery by a nationally recognized overnight courier (receipt requested), at the time of delivery; and

(c)    in the case of email, on the date and time transmitted, as evidenced by confirmation of delivery by a delivery receipt, provided that no automated out-of-office reply or non-delivery message is received by the sender.

15.10.4    Any notice not received on a Business Day or received after 17:00 on any Business Day in the place of receipt shall be deemed to be received at the start of the following Business Day in the place of receipt.

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15.11    Governing law and jurisdiction

15.11.1    This Agreement and any non-contractual obligations arising out of or in connection with it are governed by and shall be construed in accordance with the laws of the Netherlands.

15.11.2    Except as expressly otherwise provided in this Agreement (e.g. in case the Independent Expert Procedure pursuant to Clause 4.5 (Independent Expert procedure and Escrow release), Schedule 4 (Independent Expert Procedure), or Clause 11.2 (Preparation of Tax Returns) applies), any disputes arising out of or in connection with this Agreement, including regarding the existence or validity of this Agreement, and any non-contractual obligations arising out of or in connection with this Agreement, are subject to the exclusive jurisdiction of the competent court(s) in Amsterdam, the Netherlands, without prejudice to the right of appeal and appeal to the Supreme Court.

15.11.3    Each Party irrevocably consents to service of process by any means permitted under Dutch Law and agrees that judgment or any order of a competent court may be entered and enforced in any court of competent jurisdiction.

15.11.4    The Parties shall use English as the language for notices, Transaction Documents, Independent Expert submissions, and court submissions to the extent permitted by the applicable court or procedural rules. Where Dutch-language filings are required, the filing Party shall, upon reasonable request, provide an English translation for convenience.

15.12    Confidentiality

15.12.1    The existence of any legal proceedings, all pleadings, evidence, transcripts, and any judgment, order, settlement, or determination shall be treated as confidential, except to the extent disclosure is required by Law or any Governmental Entity, to enforce the judgment, order, settlement, or determination, or to comply with obligations to auditors, insurers, lenders, regulators, financing sources, advisors, board members..

15.12.2    Nothing in this Clause 15.12 shall limit the rights of a Party or its Affiliates to make any disclosure permitted under Clause 12.2 (Permitted disclosures of Confidential Information) or Clause 12.3 (Announcements).

15.13    Counterparts

15.13.1    This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

15.13.2    This Agreement and any Transaction Document may be executed by electronic signature and delivered by electronic transmission, and any such electronic signature or transmission shall have the same legal effect as an original wet-ink signature to the fullest extent permitted by applicable Law.
THIS AGREEMENT was entered into on the date stated at the beginning of this Agreement.

(Schedules and signature page to follow)

The Registrant has omitted from this filing the following Schedules and Annexes of the Disclosure Schedule, each of which is listed below.
DISCLOSURE SCHEDULE

Schedule 1	Deed of Transfer
Schedule 2	Data Room Index
Schedule 4	Independent Expert Procedure
Schedule 5	Completion Actions
Schedule 8	Press Release
Annex 1	W&I Insurance Policy
Annex 2	Disclosure Letter
Annex 3	Escrow Agreement
Annex 4	Material Customers

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Schedule 3

(DRAFT) COMPLETION ACCOUNTS AND DEFINITIONS

As per the Signing Date, the Parties have agreed on the Draft Completion Accounts as set out under C below (Illustrative calculation of the Purchase Price Helvoet Netherlands).

A.    Definitions of Completion Accounts items

Actual Cash
Actual Cash means the aggregate (without double-counting) of the following items of the Group Companies as at the Completion Date:

(a) cash at bank and in hand (credit balances on bank accounts);
(b) short-term deposits repayable on demand or with a maturity of less than ninety (90) days;
(c) money market funds and highly liquid investments readily convertible to known amounts of cash;
(d) intercompany receivables from Seller Group entities only to the extent actually received in cash by the relevant Group Company prior to Completion or deposited into escrow for the benefit of Purchaser;
e) uncleared receipts where the underlying receivable was valid and enforceable as at the Completion Date; and
(f) the line items mapped to the column labelled “Cash” as presented in Expected Treatment Exhibit to Schedule 3 ((Draft) Completion Accounts and definitions).

in each case as at the Completion Date and excluding amounts taken account of in (i) Actual Debt or (ii) Actual Working Capital.

Actual Debt
Actual Debt means the aggregate (without double-counting) of the following obligations of the Group Companies as at the Completion Date:

(a) drawn amounts under bank loans, overdrafts, and revolving credit facilities;
(b) amounts outstanding under bonds, notes, or debentures;
(c) deferred consideration payable in connection with acquisitions completed prior to the date of this Agreement, in each case as disclosed in the Reference Date Accounts;
(d) amounts formally drawn and outstanding under intercompany loan agreements between a Group Company and a Seller Group entity that bear interest;
(e) unpaid transaction costs identified in this Schedule 3 ((Draft) Completion Accounts and definitions) or the Expected Treatment Exhibit;
(f) change-of-control payments payable by any Group Company as a result of the Transaction;
(g) all accrued but unpaid interest on items (a) to (e) above;
(h) trade payables overdue more than 90 days;
(i) balances with capex suppliers, including expansion capex, growth capex, infrastructure capex, incurred-but-unpaid capex and capex commitments to the extent required by this Schedule 3 ((Draft) Completion Accounts and definitions) or the Expected Treatment Exhibit;
(j) corporate income tax balances and other Tax liabilities treated as debt-like under this Schedule 3 ((Draft) Completion Accounts and definitions), the Expected Treatment Exhibit or Clause 11 (Tax matters and Indemnities);
(k) accrued interest and other financing costs;
(l) short-term loans recorded within other payables;
(m) non-operating customer advances, [***];
(n) all balances owed by any Group Company to any member of the Seller Group and other related-party balances, unless fully settled, released or extinguished prior to Completion;
(o) the line items mapped to the column labelled “Debt” as presented in Expected Treatment Exhibit to Schedule 3 ((Draft) Completion Account and definitions);

in each case as at the Completion Date and excluding amounts taken account of in (i) Actual Cash or (ii) Actual Working Capital.

Actual Working Capital

Actual Working Capital means Current Assets less Current Liabilities , together with any item required to be included in Working Capital in accordance with the line items mapped to the column labelled “Working Capital” as presented in Expected Treatment Exhibit to Schedule 3 ((Draft) Completion Accounts and definitions) in each case as at the Completion Date and as set out in the Final Closing Accounts, but excluding any amounts otherwise included in (i) Actual Cash or (ii) Actual Debt.

No item shall be double-counted in Actual Cash, Actual Debt or Actual Working Capital.

Expected Treatment Exhibit to Schedule 3

[***]

Execution Copy
Schedule 6

SELLER’S WARRANTIES

1    General

Unless the context indicates otherwise, the words and expressions used in this Schedule 6 (Seller’s Warranties) are defined words and expressions that have the meaning assigned to them in the Agreement, unless they are defined in this Schedule 6 (Seller’s Warranties), in which case they have the meaning assigned to them in this Schedule 6 (Seller’s Warranties).

No qualification by Seller’s Knowledge or Disclosed shall limit Seller’s liability for Seller Retained Liabilities, except to the extent such qualification is expressly provided in this Agreement.
Each Seller’s Warranty shall be separate and independent and, unless expressly stated otherwise, shall not be limited by reference to any other Seller’s Warranty.

A.    Fundamental Warranties relating to Seller

2    Authority and Capacity of the Seller

2.1    Hydratec is a public limited liability company (naamloze vennootschap met beperkte aansprakelijkheid) duly incorporated and validly existing under the Laws of the Netherlands.

2.2    Hydratec has the necessary power and capacity and has taken all necessary corporate action to authorize it, to enter into and to fulfil its obligations under this Agreement and each Transaction Document, and this Agreement constitutes, and each Transaction Document will, when executed, constitute legally valid and binding obligations on Hydratec, enforceable in accordance with the terms thereof.

2.3    Neither the Seller nor any Group Company is insolvent and no demand or request to declare the Seller nor Group Companies bankrupt is pending and the Companies have not applied for or been granted suspension of payment (surceance van betaling) nor have they in any other way lost the free management or disposal of their assets. No matters or circumstances exist which would reasonably be expected to give rise to any such entity becoming insolvent.

2.4    This Agreement and all other agreements and documents to be executed in accordance herewith constitute, or will when executed constitute, binding obligations on each Group Company and the Seller and are enforceable in accordance with their respective terms.

2.5    To the Seller’s Knowledge, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby does or will:

(a)    conflict with, result in a breach of, constitute a default under or require the consent of any Governmental Entity or any other Person under any provisions of: (i) any agreement or instrument to which the Seller or any Group Company is a party; (ii) the articles of association, by-laws or similar corporate document of any Group Company or the Seller; or (iii) any public order on the basis of a written notification to any Group Company, judgment, license, decree on the basis of a written notification to any Group Company or regulation of any court or governmental agency to which any Group Company is a party or by which the Seller is bound;

(b)    relieve any other party to any contract with any Group Company of its obligations or enable that party to vary or terminate its rights or obligations under that contract; or

(c)    result in the creation or imposition of any Encumbrance on any of the Shares, properties, or assets of any Group Company.

2.6    To the Seller’s Knowledge, all statutory books and registers of each Group Company have been properly kept and all returns and particulars, resolutions, accounts and other documents which such Group Company is required by Law to file with or deliver to the relevant trade register of the chamber of commerce regarding its registration, have been correctly made up, duly filed and/or delivered.

2.7    The Seller warrants that neither the Seller nor any Group Company:
(a)    does business, or is otherwise engaged in any activity, in relation to any dual-use items within the meaning of, and subject to export-control authorisation under, Regulation (EU) 2021/821 (being goods, software and technology which can be used for both civilian and military purposes); or
(b)    does business, or is otherwise engaged in any activity, in relation to any technology designated as sensitive technology (sensitieve technologie) by or under the Vifo Act, including semiconductor, quantum, photonics, artificial intelligence, nanotechnology, sensor and navigation, advanced materials, biotechnology and nuclear (including for medical use) technologies, and any further technology so designated by governmental decree from time to time, in each case that falls within the substantive scope of the Dutch Act on Security Screening of Investments, Mergers and Acquisitions (Wet veiligheidstoets investeringen, fusies en overnames), together with all decrees, regulations and guidance issued thereunder, each as amended from time to time (the "Vifo Act"), and accordingly the transactions contemplated by this Agreement does not give rise to any mandatory notification, filing, clearance or standstill obligation to or with the Investment Screening Bureau (Bureau Toetsing Investeringen) (the "BTI") under the Vifo Act.

B.    Fundamental Warranties relating to Helvoet Netherlands
1    Organization and Authority
1.1    Helvoet Netherlands is a private company with limited liability duly incorporated and validly existing under the Laws of the Netherlands.
1.2    Helvoet Netherlands has full corporate power and authority to own, operate, and/or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. All corporate actions taken by Helvoet Netherlands in connection with this Agreement will be duly authorized on or prior to Completion Helvoet Netherlands.
2    Shares
2.1    The Helvoet Netherlands Shares constitute the entire issued and outstanding share capital of Helvoet Netherlands, and the Seller is the inviolable holder of the Shares and all issued shares in the share capital of Helvoet Netherlands have been issued to the Seller.
2.2    The information in the shareholder’s register (aandeelhoudersregister) of Helvoet Netherlands is true, accurate, and up to date.
2.3    Hydratec is the sole legal and beneficial owner of the Helvoet Netherlands Shares, free and clear of any Encumbrances and with full right and capacity to sell and transfer the Helvoet Netherlands Shares.
2.4    The Helvoet Netherlands Shares are validly issued and fully paid up and no obligation exists for the holder of those shares to further contribute to the share capital (whether by subscription for further shares, by payment of share premium or otherwise) or to provide loan financing to Helvoet Netherlands.

2.5    There are no outstanding depository receipts (certificaten) issued in respect of any of the Shares.
2.6    All of the Helvoet Netherlands Shares were issued in compliance with applicable Laws. None of the Helvoet Netherlands Shares were issued in violation of any agreement, arrangement, or commitment to which Seller or a Group Company is a party or is subject to or in violation of any preemptive or similar rights of any Person.
2.7    The statutory and legal provisions regarding the transfer of shares in the Company have been complied with and nothing opposes to the sale and transfer of the Shares to the Purchaser.
2.8    As regards the profits and winding-up balance (liquidatiesaldo) of the Group Companies, no rights are vested in others than the Seller and the Company.
2.9    There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the share capital of Helvoet Netherlands or obligating Seller or a Group Company to issue or sell any share capital of, or any other interest in, Helvoet Netherlands. Helvoet Netherlands does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, shareholder agreements, proxies, or other agreements or understandings in effect with respect to the voting or transfer of any of the Helvoet Netherlands Shares.

C.    Fundamental Warranties relating to Helvoet India
1    Organization and Authority
a.    Helvoet India is a private company with limited liability duly incorporated and validly existing under the Laws of India.
b.    Helvoet India has full corporate power and authority to own, operate, and/or lease the properties and assets now owned, operated or leased by it and to carry on its Business in accordance with past practice. All corporate actions taken by Helvoet India in connection with this Agreement will be duly authorized on or prior to the Completion Helvoet India.
2    Shares
2.1    The Helvoet India Share constitutes one (1) share in the issued and outstanding share capital of Helvoet India.
2.2    Hydratec is the sole legal and beneficial owner of the Helvoet India Share, free and clear of any Encumbrances and with full right and capacity to sell and transfer the Helvoet India Share.
2.3    The Helvoet India Share is validly issued and fully paid up and no obligation exists for the Seller to further contribute to the share capital (whether by subscription for further shares, by payment of share premium or otherwise) or to provide loan financing to Helvoet India.
2.4    None of the capital shares of Helvoet India were issued in violation of any agreement, arrangement, or commitment to which Seller or a Group Company is a party or is subject to or in violation of any preemptive or similar rights of any Person.
2.5    All securities issued and allotted by Helvoet India (including the equity shares) have been legally, timely and validly issued and allotted in accordance with applicable laws of India, including the Indian Companies Act 2013 and the FEMA Regulations, in all material aspects, and its respective articles of association and memorandum of association. All securities issued and allotted by Helvoet India are fully paid-up and all filings (including under the FEMA Regulations) in relation to issuance and transfer of such securities have been made with the appropriate Governmental Entity in accordance with the Law in all material aspects.

2.6    All share certificates issued by Helvoet India are and have been adequately stamped and issued and maintained in a form and manner in accordance with the Law.
2.7    Save as Disclosed there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the share capital of Helvoet India or obligating Seller or a Group Company to issue or sell any share capital of, or any other interest in, Helvoet India. To the Seller’s Knowledge, Helvoet India does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, shareholder agreements, proxies, or other agreements or understandings in effect with respect to the voting or transfer of any of the capital shares of Helvoet India.
2.8    No holder of any share or other equity interest in Helvoet India has any consent, approval, pre-emptive right, right of first refusal, right of first offer, tag-along right, transfer restriction or similar right that would restrict, delay, impair, challenge or condition the Transaction, except to the extent arising solely under applicable Law and not capable of waiver.

D.    Business Warranties relating to the Group

1     Reference Date Accounts

1.1    The Reference Date Accounts of each Group Company:

(a)    have been prepared in accordance with and comply with the Laws and Accounting Principles in the country of incorporation of such Group Company, applied consistently by such Group Company throughout the period involved and consistent with past practice, subject, in the case of any interim financial statements, to normal and recurring year-end adjustments (the effect of which will not be material to such Group Company) and the absence of notes that, if presented, would not differ materially from those presented in the most recent audited financial statements; and

(b)    are fair and not misleading and do not materially misstate the assets and liabilities of such Group Company as at the relevant Reference Date Accounts dates nor the profits or losses and cash flow statements of such Group Company for the period concerned and have been prepared in good faith based on the financial information contained in the books and records of such Group Company.

1.2    The financial and accounting books and records of the Group have been maintained in accordance with the Law and the Accounting Principles in all material respects.

1.3    Save as Disclosed, no Group Company has applied for or received any grant or other financial assistance from any funding council, Governmental Entity or other similar organization (including, without limitation, charities and other private funding bodies).

1.4    Save as Disclosed, the Reference Date Accounts do not include any unusual, exceptional, non-recurring or extraordinary item of income or expenditure which is material (save as expressly stated as such therein).

1.5    Other than as fully Disclosed in the Reference Date Accounts, no Group Company has outstanding, nor did it agree to create or incur, any loan capital or any money borrowed or raised, including money raised by promissory note or debt factoring.

1.6    Save as Disclosed, no Group Company has lent any money which has not been repaid to it nor does it own the benefit of any debt (whether present or future) other than debts accrued to it in the ordinary course of the Business.

1.7    No Group Company has liabilities, obligations, or commitments of any nature whatsoever, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, except those that are adequately reflected or reserved against in its Reference Date Accounts or incurred in the ordinary course of business since the Reference Date and not required to be treated as Debt, Actual Debt, excluded from Working Capital, separately indemnified, escrow-secured or retained by Seller under this Agreement, Schedule 3 or the Expected Treatment Exhibit.

1.8    The Business has been properly conducted, in its ordinary course, with a view to preserving the goodwill thereof and without entering into any agreement, or incurring any obligation, liability or indebtedness or taking any other action which exceeds the limits of the ordinary conduct of business and/or which may be detrimental to the Group and/or the Purchaser and no event has occurred or been alleged up and until Signing Date which has resulted or could result in: an Encumbrance being created or constituted in connection with any borrowing, indebtedness in the nature of borrowing, guarantee, indemnity, surety ship or other similar commitment of any Group Company becoming enforceable (or would be with the giving of notice and/or the passing of time or otherwise).

1.9    The Reference Date Accounts, management accounts, carve-out financial information and other financial information provided to the Purchaser fairly present, in all material respects, the financial position and results of operations of the Group within the agreed transaction perimeter and do not include assets, liabilities, income, expenses, cash, debt, working capital items or other amounts relating to excluded entities, excluded activities, discontinued FoodTech operations, retained Seller Group businesses or other matters outside the agreed transaction perimeter, except as specifically Disclosed.

1.10    All intercompany balances, management fees, Helmat balances, Seller Group recharges, transaction costs, carve-out costs, restructuring costs, capex commitments, customer advances, Tax balances, employee service/gratuity provisions, overdue payables, aged receivables, non-operating provisions and other items required to be treated in accordance with Schedule 3 or the Expected Treatment Exhibit have been specifically Disclosed and are accurately reflected in the Reference Date Accounts, Draft Completion Accounts, Completion Accounts or Expected Treatment Exhibit, as applicable.

2    Assets

2.1    Save as Disclosed and/or otherwise agreed upon between Parties, the assets included in the Reference Date Accounts are validly owned by the Group and are not subject to Encumbrances (save for any retention of title (eigendomsvoorbehoud) agreed upon between the respective Group Company and the relevant suppliers in the ordinary course of business).

2.2    Save as Disclosed, the assets owned, leased or otherwise used by the Group comprise all the assets required for carrying on the Group’s ordinary course of Business substantially in the manner and to the extent conducted as at the Reference Date and continuing after the Reference Date in substantially the same manner as conducted prior to the Reference Date; are in good operating condition and repair; are adequate for the uses to which they are being put; and are not in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

2.3    Save as Disclosed, all assets, rights, contracts, permits, books and records, IT systems, Intellectual Property, employees, data, tooling, inventory and other resources necessary to conduct the Business as currently conducted and as conducted within the agreed transaction perimeter are owned by, leased by, licensed to or otherwise available to the Group as of Completion, without dependency on the Seller or any member of the Seller’s Group except pursuant to any written transition services or other arrangement expressly agreed with the Purchaser.

2.4    To the Seller’s Knowledge, all inventory of the Group, whether or not reflected in the Reference Date Accounts, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Group free and clear of all Encumbrances, and no inventory is held on a consignment basis, except as Disclosed. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Group.

2.5    No inventory balance is materially distorted by non-recurring safety stock, discontinued FoodTech operations, carve-out effects or other non-operating matters, except as specifically Disclosed or addressed in Schedule 3 or the Expected Treatment Exhibit.

3    Guarantees

3.1    Other than as Disclosed, there is no outstanding guarantee, indemnity, suretyship or security given by the Group for any Person that is not a Group Company in the ordinary course of business.

3.2    There are no actual or contingent liabilities of the Group which have been incurred for, on behalf of or in relation to matters other than in connection with the Business.

3.3    No Group Company is liable for any indebtedness, guarantee, indemnity, security, recharge, recourse claim, Tax sharing obligation, intercompany obligation or other liability of Seller or any member of the Seller’s Group, except as specifically Disclosed and fully settled, released, extinguished or escrowed prior to Completion.

4    Employees

4.1    The Disclosed Information contains a correct and complete overview of all employees employed by the Group up and until the date as Disclosed and the material standard terms of employment of the employees.

4.2    The Group has not received a written notice of resignation of any Key Employee. To the Seller’s Knowledge, no Key Employee has announced his or her intention to terminate his or her employment contract as a result of or in connection with the Transaction.

4.3    There are no (contingent) liabilities, including back-service liabilities, for an amount higher than provided for in the Reference Date Accounts or otherwise specifically Disclosed.

4.4    There is no obligation for the Group to amend the terms and conditions of employment of any employee, nor has the Group announced any such amendment.

4.5    Save as Disclosed, there are no dormant employment contracts within the Group.

4.6    The Group has always fulfilled all its legal and contractual obligations in all its material respects, including those relating to salaries, emoluments, overtime allowances, compensation hours for overtime, holiday allowance, holidays, towards its existing and former directors and employees, and all relevant payments to authorities, implementing bodies and/or other third parties have been made in full and on time.

4.7    There are no claims pending and, to the Seller’s Knowledge, there are no claims threatened against any Group Company by any employee or former employee of the Group.

4.8    Save as Disclosed, there are no entitlements to unused or unpaid holiday leave and/or holiday pay and/or any other obligations towards an employee or former employee, except to the extent that an adequate provision has been made for this in the Reference Date Accounts or specifically identified in the Completion Accounts.

4.9    Save as Disclosed, the Group does not employ temporary workers, self-employed persons, consultants or persons working on the basis of a contract for services, management agreement or payroll contract. If and insofar as such agreements do exist, to the Seller’s Knowledge, the Group has fulfilled all its obligations under such agreements in a timely and complete manner in all material respects. The Group has not received any notification from the Tax Authorities regarding the existence of an employment relationship with respect to these contractors, nor have these contractors claimed the existence of an employment relationship with the Group.

4.10    To the Seller’s Knowledge, none of the employees or former employees who have carried out work for the Group in the past eighteen (18) months, nor persons performing work on behalf of the Group, have violated the non-competition and non-solicitation clause, and none of them, to the Seller’s Knowledge, infringes the Group's Intellectual Property (as defined below).

4.11    Save as Disclosed, in the past three (3) years, no occupational accident has occurred within the Group that involved, was reported to, or required the involvement of or the reporting to, the labour inspectorate (Nederlandse Arbeidsinspectie) or a similar Governmental Entity in India.

4.12    The Disclosed Information includes, in all material respects, each employee service, gratuity, long-service, severance, employee benefit, pension, retirement, or similar plan (each a Benefit Plan) that is maintained, sponsored, contributed to, or required to be contributed to by any Group Company primarily for the benefit of employees.

4.13    There are no pending or, to the Seller's Knowledge, threatened action or claim of any type relating to a Benefit Plan (other than routine claims for benefits), and to the Seller's Knowledge no Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Entity or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

4.14    Nothing has occurred that could result in a material increase in the benefits under or the expense of maintaining any Benefit Plan from the level of benefits or expense incurred for the most recently completed fiscal year. There has been no amendment to, announcement by Seller, any Group Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Benefit Plan, collective bargaining agreement, or agreement with the works council of Helvoet Netherlands that would increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year with respect to any director, officer, employee, independent contractor or consultant, as applicable. None of Seller, the Group, nor, to the Seller's Knowledge, any of their Affiliates has any commitment or obligation or has made any representations to any director, officer, employee, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plan, any collective bargaining agreement, or any works council agreement in connection with the consummation of the transactions contemplated by this Agreement.

4.15    Save as Disclosed and to the Seller's Knowledge, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Group to severance pay, any increase in severance pay, or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation (including stock or stock-based compensation) due to any such individual; (iii) limit or restrict the right of the Group to merge, amend, or terminate any Benefit Plan where permitted by Law; or (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan.

4.16    To the Seller's Knowledge, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees, independent contractors or consultants of the Group for services performed have been paid in full (or accrued in full on the balance sheet contained in the Reference Date Accounts) and there are no outstanding agreements, understandings or commitments of any Group Company with respect to any compensation, commissions, bonuses, or fees.

4.17    To the Seller’s Knowledge, there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting any Group Company or any of its employees.

4.18    To the Seller’s Knowledge, each Group Company is and has been in compliance in all material respects with the terms of its collective bargaining agreements and works council agreements all applicable Laws pertaining to employment and employment practices to the extent they relate to employees, volunteers, interns, consultants and independent contractors of each Group Company. To the Seller’s Knowledge, all individuals characterized and treated by each Group Company as independent contractors or consultants are properly treated as independent contractors under all applicable Laws. To the Seller’s Knowledge, there are no actions or claims against any Group Company pending, or to the Seller's Knowledge, threatened to be brought or filed, by or with any Governmental Entity or arbitral forum in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of any Group Company.

5    Pensions

5.1    All material pension and voluntary early retirement obligations of the Group, including its obligations to make pension contributions, have been Disclosed and an adequate provision has been made for this in the Reference Date Accounts or otherwise treated in accordance with Schedule 3 and the Expected Treatment Exhibit.

5.2    All pension premiums with regard to any of the pensions of the employees of the Group that shall be due for periods on or before the Reference Date have been paid (or are adequately provided for in the Reference Date Accounts).

5.3    The pension schemes of the Group comply in all material respects with the applicable legal and administrative requirements.

6    Litigation

6.1    Save as Disclosed, the Group is not involved in, or to the Seller’s Knowledge, threatened in writing with, any litigation, arbitration, or other legal proceedings.

6.2    Save as Disclosed, there is no investigation, audit, claim, demand, inquiry, enforcement action or proceeding pending or, to the Seller’s Knowledge, threatened in writing by any Governmental Entity, customer, supplier, employee, former employee, contractor or other third party that would reasonably be expected to result in material liability to the Group or materially impair the conduct of the Business.

7    Legal compliance

7.1    All licenses, permits, consents, authorizations, certificates and registrations the absence of which would reasonably be expected to have a material adverse effect on any Group Company have been obtained, are in force and are being complied with in all material respects.

7.2    Each Group Company conducts, and has in the past, conducted its business, in all material respects, in compliance with applicable Laws.

7.3    The Seller has not received any written notification with regard to a(n) investigation, disciplinary proceeding or inquiry by, or order, decree, decision or judgment of, any court, tribunal, arbitrator, governmental agency or regulatory body outstanding against or by Seller or any Affiliate thereof (or, to the Seller’s Knowledge, threatened against or by Seller or any Affiliate thereof) and relating to any Group Company or affecting any of the Group Company’s properties or assets or (b) against or by the Group, the Seller or any Affiliate of the Seller that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Seller’s Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such actions.

7.4    The Seller has not received any outstanding order, decree, decision or judgment of, any court, tribunal, arbitrator, governmental agency or regulatory body and no unsatisfied judgments, penalties or awards against or affecting the Group or any of its properties or assets. Each Group Company is in compliance with the terms of each such order, decree, decision or judgment (if any). No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such order, decree, decision or judgment (if any).

7.5    No consent, approval, waiver, notice, filing or other action is required under any Permit, license, authorization or material Law as a result of the execution, delivery or performance of this Agreement or the consummation of the Transaction, except as Disclosed or expressly addressed as a Condition Precedent.

7.6    Helvoet India does not carry on any such business that may result in any restrictions and/or limitation on any transaction contemplated under this Agreement, under any applicable Law, including the FEMA Regulations and sectoral conditions thereunder. Helvoet India is permitted under FEMA Regulations to receive 100% (one hundred percent) foreign direct investment under the ‘automatic route’.

7.7    Helvoet India has been and has, at all times, operated in compliance with the FEMA Regulations, including specifically (a) the Foreign Exchange Management (Borrowing and Lending) Regulations, 2018; (b) Master Directions – Export of Goods and Services (RBI/FED/2015-16/11 updated as on 12 January 2026) in relation to conduct of its Business and export of services; and Helvoet India has duly and timely filed all forms and returns required to be filed under FEMA Regulations and none of such filings and returns contain any incorrect or untrue information.

8    Environmental matters

8.1    To the Seller’s Knowledge, the Group is currently and has been in compliance with all Environmental Laws and has not, and the Seller has not, received from any Person any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Completion Date.

8.2    All material Environmental Permits necessary for the operation of the Business within the agreed transaction perimeter are held by the relevant Group Company, are in full force and effect, and will remain available to the Group immediately following Completion, except as Disclosed.

8.3    To the Seller’s Knowledge, the Group has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Disclosed Information) necessary for the ownership, lease, operation or use of the business or assets of the Group and all such Environmental Permits are in full force and effect and shall be maintained in full force and effect by Seller through the Completion Date in accordance with Environmental Law, and neither Seller nor the Group is aware of any condition, event or circumstance that might prevent or impede, after the Completion Date, the ownership, lease, operation or use of the business or assets of the Group as currently carried out. With respect to any such Environmental Permits, Seller has undertaken, or will undertake prior to Completion, all measures necessary to facilitate transferability of the same, and neither the Group nor the Seller is aware of any condition, event or circumstance that might prevent or impede the transferability of the same, nor have they received any Environmental Notice or written communication regarding any material adverse change in the status or terms and conditions of the same.

8.4    To the Seller’s Knowledge, there has been no Release of Hazardous Materials in contravention of Environmental Law with respect to the business or assets of the Group or any real property currently or formerly owned, operated or leased by the Group, and neither the Group nor Seller has received an Environmental Notice that any Real Property owned, operated or leased in connection with the business of the Group (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, Seller or the Group.

8.5    The Disclosed Information contains a complete and accurate list of all active or abandoned aboveground or underground storage tanks owned or operated by the Group, if any.

8.6    To the Seller’s Knowledge, the Disclosed Information contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Group or Seller and any predecessors as to which the Group or the Seller may retain liability up and until the date as Disclosed and neither the Seller nor the Group has received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Group or the Seller.

8.7    Neither the Seller nor, to the Seller’s Knowledge, the Group has retained or assumed, by contract or operation of Law, any liabilities or obligations of third parties under Environmental Law or any environmental liabilities of any excluded entity, excluded activity, retained Seller Group business or discontinued operation, except as Disclosed.

8.8    To the Seller’s Knowledge the Disclosed Information contains: (i) at least regarding the 3 (three) years prior to Completion, any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of the Group or any currently or formerly owned, operated or leased real property which are in the possession or control of the Seller or Group related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Environmental Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes), up and until the date as Disclosed.

8.9    Neither the Seller nor the Group is aware of or reasonably anticipates, as of Completion, any condition, event or circumstance concerning the Environmental Release or regulation of Hazardous Materials that might, after Completion, prevent, impede or materially increase the costs associated with the ownership, lease, operation, performance or use of the business or assets of the Group as currently carried out.

8.10    To the Seller’s Knowledge, Seller owns and controls all Environmental Attributes (a complete and accurate list of which, up and until the date as Disclosed, is set in the Disclosed Information) and has not entered into any contract or pledge to transfer, lease, license, guarantee, sell, mortgage, pledge or otherwise dispose of or encumber any Environmental Attributes as of the date hereof. Neither the Seller nor the Group is aware of any condition, event or circumstance that might prevent, impede or materially increase the costs associated with the transfer (if required) to Purchaser of any Environmental Attributes after Completion.

9    Anti-corruption

9.1    To the Seller’s Knowledge, no Group Company nor any Employee or any other director, authorised representative, officer, employee, or agent of any Group Company (each an

Associated Person and together the Associated Persons) has at any time, directly or indirectly:

(a)    made, offered to make, provided or paid any unlawful contributions, gifts, entertainment or anything of value to any candidate for political office, or failed to disclose fully any such contributions in violation of any applicable Law

(b)    made, offered to make, or provided anything of value to a government official, other than anything of value required or allowed by applicable Law in each case, to the extent applicable to the relevant Group Company;
(c)    made, offered to make, or provided anything of value to any agent, employee, officer or director of any entity with which relevant Group Company does business or accepted or solicited anything of value from any Person in each case for the purposes of influencing such Person to do business with the Group or influencing any member Group Company to do business with such Person or to obtain or retain any advantage in the conduct of business of any Group Company;

(d)    engaged in any transactions, maintained any bank account or used any corporate funds, except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of any Group Company;

(e)    violated any applicable anti-corruption Law; and

(f)    made, offered to make, accepted or solicited anything of value in the nature of bribery in violation of any applicable Law or engaged in any activity, practice or conduct which would constitute an offence under any applicable anticorruption Law.
9.2    To the Seller’s Knowledge, none of the Group Companies nor their Associated Persons is or has been the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body or any customer regarding any offence or alleged offence under applicable anti-corruption Law, no such investigation, inquiry or proceedings have been threatened or are pending and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.

9.3    To the Seller’s Knowledge, none of the Group Companies nor their Associated Persons (a) is or has been a sanctioned Person and/or (b) has transacted business with, or for the benefit of, a sanctioned Person in violation of sanctions Laws on behalf of, or for the benefit of, any Group Company.

9.4    To the Seller’s Knowledge, each Group Company has maintained books, records and accounts that accurately and fairly reflect transactions and dispositions of assets in all material respects, and no Group Company has maintained any off-book account or fund for any improper purpose.

10    Insurances

10.1    The insurance policies taken out for the benefit of the Group Companies have been Disclosed.

10.2    Save as Disclosed, the Group has maintained insurance coverage consistent in all material respects with its past practice.
10.3    No Group Company has received written notice of cancellation, non-renewal, material premium increase, denial of coverage or reservation of rights under any material insurance policy, except as Disclosed.
10.4    All premiums due and payable under the insurance policies maintained for the benefit of the Group have been paid in full.

11    Information Technology
11.1    Each Group Company either owns or has a valid lease, license or other right to use the information technology systems used for the conduct of the business of such Group Company as currently conducted.
11.2    To the Seller’s Knowledge, all Group IT Systems are in good working condition and are sufficient for the operation of each Group Company's business as currently conducted and as proposed to be conducted. To the Seller’s Knowledge, during the twenty-four (24) months before the Reference Date, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Group IT Systems. The Group has taken all commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Group IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and Software and hardware support arrangements.
11.3    The licenses for the information technology systems are complied with by each Group Company in all material respects, and the Group has not received a written notice of termination of any such license.
11.4    All Group IT Systems, Software, licenses, data, interfaces, access rights, support arrangements and related records necessary for operation of the Business within the agreed transaction perimeter will be available to the Group immediately following Completion, except as Disclosed.
12    Intellectual Property
12.1    The Disclosed Information contains an accurate and complete overview of the Group’s Intellectual Property up and until the date as Disclosed.
12.2    For the purposes of this paragraph 12 (Intellectual Property), Intellectual Property means all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) trade and business names, trademarks, service marks, brands, certification markets, trade dress, or other similar indicia of source or origin, together with the goodwill connected with the use of an symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing; (b) domain names, uniform resource locators, social media account or user names, handles, or other identifiers, and all associated websites and web pages, social media profiles and pages, and all content and data thereon or relating;(c) issued patents and patent applications (whether provisional or non-provisional), industrial designs, petty patents, patent utility models, or other Governmental Entity-issued indicia of invention ownership;(d) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals thereof; (e) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, database rights, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein; (h) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof (Software); and (i) all other intellectual, industrial property, and proprietary rights and all other similar rights in any part of the world, including know-how or moral, and where such rights are obtained or enhanced by registration, any registration of those rights and applications and rights to apply for those registrations.
12.3    The Intellectual Property:
(a)    is (or where appropriate in the case of pending applications, will upon registration be) solely and exclusively legally owned by, licensed to or used under the authority of the owner by, the Group; and
(b)    owned by the Group, is not licensed to a third party save as Disclosed.

12.4    To the Seller’s Knowledge, neither the processes employed by the Group nor the conduct of the Group’s business as currently and formerly conducted and as proposed to be conducted, including the use of the Intellectual Property in connection therewith, have infringed, misappropriated or otherwise violated, and will not infringe, misappropriate or otherwise violate, the Intellectual Property or any rights in Intellectual Property of any Person or entity.
12.5    No action (including any opposition, cancellation, revocation, review, or other proceeding) is pending, or has been threatened by, for or against any Person in respect of the Intellectual Property and no written notice has been sent or received by Seller or any of its Affiliates claiming any infringement, misappropriation, dilution or other material violation of any Intellectual Property.
12.6    All renewal and maintenance fees and taxes due in respect of the Intellectual Property have been paid in full and each other action reasonably required to maintain and protect any registered Intellectual Property has been taken.
12.7    All assignments and other instruments necessary to establish, record, and perfect the Group's ownership interest in the Intellectual Property have been validly executed, delivered, and filed, fees paid, with the relevant Governmental Entities and authorized registrars. The Group has taken all reasonable and necessary steps to maintain and enforce the Intellectual Property and to preserve the confidentiality of all Trade Secrets included in the Intellectual Property, including by requiring all persons having access thereto to execute binding, written non-disclosure agreements.
12.8    All Intellectual Property, Software, know-how, technical information, tooling information, customer-specific designs, manufacturing processes and other proprietary rights necessary to conduct the Business within the agreed transaction perimeter are owned by, licensed to or otherwise available to the Group immediately following Completion, except as Disclosed.
13    Agreements
13.1    All agreements material to the Business for active and future commitment have been Disclosed (the Material Agreements).

13.2    Except as Disclosed, all Material Agreements are legally valid, binding and enforceable in accordance with their respective terms and are in full force and effect and the terms thereof have been complied with in all material respects by the relevant Group Company and, to the Seller’s Knowledge, by any other party to such contracts.

13.3    To the Seller’s Knowledge, neither the Agreement nor the transfer of the Shares has any negative impact on the relationship between the Group and its suppliers, customers and other business partners.

13.4    The Group has not received any notice, and has no reason to believe, that any of its suppliers, customers or other business partners has ceased, or intends to cease after Completion, to supply the Group with or use the Group’s goods or services or to otherwise terminate or materially reduce its relationship with the Group.

13.5    Save as Disclosed and to the Seller’s Knowledge, none of the other parties to a Material Agreement with the Group is in default and, to the Seller’s Knowledge, there are no indications that such a situation may arise.

13.6    Save as Disclosed, the Group has fulfilled all its obligations under the Material Agreements, is not in default with regard to any material obligation incumbent upon it and will not be in default as a result of this Agreement.

13.7    Save as Disclosed, no Material Agreement requires any consent, approval, waiver, notice or other action from any customer, supplier or other counterparty as a result of the execution,

delivery or performance of this Agreement, the consummation of the Transaction, any change in Control or ownership of any Group Company, or the direct or indirect transfer of the Shares, except for any such consent, approval, waiver, notice or other action that has been obtained or completed prior to Completion.

13.8    No Material Customer has terminated, materially amended, suspended, reduced, or given written notice of its intention to terminate, materially amend, suspend or materially reduce, its relationship with any Group Company as a result of the Transaction.

14    Data protection

14.1    To the Seller’s Knowledge, the Group is not aware of a material breach by the Group of any applicable Laws, internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Business. In the past thirty-six (36) months, to the Seller’s Knowledge, the Group has not (i) experienced any actual, alleged, or suspected data breach or other security incident involving personal information in its possession or control or (ii) been subject to or received any written notice of any audit, investigation, complaint, or other action by any Governmental Entity or other Person concerning the Group's collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to Seller's Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such action.
14.2    The Group has implemented and maintained commercially reasonable technical and organizational measures designed to protect personal information and confidential information against unauthorized access, loss, misuse, alteration, disclosure or other unauthorized processing.

15    Real Property

15.1    The Disclosed Information contains an accurate and complete overview of the Group’s Real Property.

15.2    No Group company is a party to any agreement concerning the lease or use of the Real Property other than the lease agreements provided in the Disclosed Information. These lease agreements are fully in force and the Group has always fulfilled its obligations under these lease agreements in all material respects. Upon termination of these lease agreements, the Group is not liable for any compensation, however named.

15.3    Save as Disclosed, the relevant Group company has the exclusive and unlimited right to use the Real Property and, to the Seller’s Knowledge, there are no circumstances on the basis of which (i) this right can be restricted or (ii) a third party can claim the Real Property.

15.4    To the Seller’s Knowledge, the use of the leased property has always been in accordance with all requirements set by or pursuant to Laws in all material respects.

15.5    To the Seller’s Knowledge, the Group is not obliged or otherwise compelled to carry out repairs or make improvements to the Real Property and the Group has not received any written notices or letters in this regard.

15.6    The Group has not carried out any renovations or otherwise made any changes to the Real Property, other than on the basis of – and in accordance with – permission obtained.

15.7    Save as Disclosed, the Seller is not aware of any circumstances that lead, or may lead, to termination of the use of the Real Property, regardless of the reason.

15.8    No lease, occupancy right, permit or other right necessary for the Group to use the Real Property as currently used will terminate, become terminable, be materially modified or require a consent, approval, waiver, notice or other action solely as a result of the execution, delivery or performance of this Agreement or consummation of the Transaction, except as Disclosed.

16    Tax

16.1    The Group Companies have been duly and timely registered for Tax purposes in their jurisdiction of incorporation and in any other jurisdiction where such registration is required.

16.2    Each Group Company has duly and timely paid (or will duly and timely pay) all Taxes that have become due (materieel verschuldigd) (or will become due) in relation to each Group Company and all Taxes for which such Group Company is liable, and, to the extent that any Taxes are due or liable but not yet fully paid on the Reference Date, the difference is fully and specifically provided for in the Reference Date Accounts, regardless of whether such Taxes have been or will be shown on any Tax Return. No Group Company is or has been under any liability to pay any penalty, fine or surcharge in respect of Tax.

16.3    Each Group Company has made all withholdings in respect, or in account, of any Tax as it was or is obligated or entitled to make and has properly and duly accounted in full and in a timely manner to the relevant Tax Authority for all amounts so withheld or deducted.

16.4    Save as Disclosed, each Group Company has duly and timely (not including extensions of filing periods) filed (or will duly and timely file) all Tax Returns which they were required to file and all such Tax Returns were and remain complete and accurate in all material respects and were made on the proper basis. No transactions which have not been Disclosed are the subject of any dispute with, or any enquiry raised by, any Tax Authority.

16.5    Each Group Company has maintained all records required to be maintained for tax purposes; all such information was and remains complete and accurate in all material respects.

16.6    No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of any Group Company.

16.7    Each of the Group Companies is currently treated for Tax purposes as resident only in the jurisdiction in which such Group Company is incorporated. No claim has been made by any Tax Authority in any jurisdiction where a Group Company does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.

16.8    Neither any Group Company is involved in any current disputes or actions with any Tax Authority and to the Seller’s Knowledge, no such disputes or actions are pending or threatened. To the Seller’s Knowledge, no Group Company has in the last seven years been the subject of any examination, investigation, audit or non-routine visit by any Tax Authority. So far as Seller should reasonably be aware in relation to the Group, there is no planned investigation, audit or visit by any Tax Authority and there are no facts that might cause such an investigation, audit or visit to be instituted, other than Disclosed. No Group Company has had, in the last seven years, deficiencies asserted, or assessments made, against it as a result of any examination, investigation, audit or non-routine visit by any Tax Authority.

16.9    No Group Company has been a party to or has otherwise been involved in any transaction, scheme or arrangement of which the main purpose or objective (or one of the main purposes or objectives) is to obtain a Tax advantage.

16.10    Save as Disclosed, the signing and execution of the Agreement will not have any adverse tax consequences for any of the Group Companies, which shall be treated in accordance with Clause 11 (Tax matters and Indemnities).

16.11    The Group Companies have not been a party to or has otherwise been involved in any transaction, scheme or arrangement of which the main purpose or objective (or one of the main purposes or objectives) is to obtain a Tax advantage or which can reasonably be considered as such, or meets any hallmark set out in Annex IV of the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU.

16.12    All transactions or arrangements involving a Group Company were effected on arm’s length terms

16.13    There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of any Group Company.

16.14    No private letter rulings, technical advice memoranda, voluntary disclosures, similar agreements or rulings have been requested, entered into or issued by any Tax Authority with respect to any Group Company.

16.15    No Group Company is a party to, or bound by, any Tax indemnity, Tax sharing, or Tax allocation agreement or subject to any statutory liability in respect of any liability relating to Tax which is primary the liability of any other Person.

16.16    Except as reflected in the Reference Date Accounts, no Group Company will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Reference Date as a result of (a) any change in method of accounting or use of an improper method of accounting; (b) an installment sale or open transaction occurring on or prior to the Reference Date; or (c) any prepaid amount received on or before the Reference Date.

16.17    To the Seller’s Knowledge, all Taxes, Tax liabilities, Tax exposures, Tax assets, Tax attributes, deferred tax assets, deferred tax liabilities, fiscal unity liabilities, transfer pricing matters, withholding Taxes, payroll Taxes, wage Taxes, social security contributions, customs duties and other Tax matters relating to any Pre-Completion Tax Period, Straddle Period, legal demerger, carve-out, restructuring, intercompany settlement, Seller Group arrangement or pre-Completion event have been Disclosed and are accurately reflected in the Reference Date Accounts, Completion Accounts, Schedule 3, Expected Treatment Exhibit or Clause 11 (Tax matters and Indemnities), as applicable.

16.18    The minute books of each Group Company contains accurate and complete records of all meetings, and actions taken by written consent of, its respective shareholders, board of directors and any committees of the board of directors, and no meeting, or action taken by written consent, of any such shareholders, board of directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At Completion, all of those books and records will be in the possession of the relevant Group Company.

Execution Copy
Schedule 7

PURCHASER’S WARRANTIES

Unless the context indicates otherwise, the words and expressions used in this Schedule 7 (Purchaser’s Warranties) are defined words and expressions that have the meaning assigned to them in the Agreement, unless they are defined in this Schedule 7 (Purchaser’s Warranties), in which case they have the meaning assigned to them in this Schedule 7 (Purchaser’s Warranties)

The Purchaser’s Warranties are given solely by the Purchaser to the Seller and only for purposes of this Agreement.

1    The Purchaser is a private company with limited liability duly incorporated and validly existing under the Laws of the Netherlands.

2    The Purchaser has full power and capacity and has taken all necessary action to authorize it to enter into and fulfil its obligations under this Agreement and each Transaction Document, and this Agreement constitutes, and each Transaction Document will, when executed, constitute, legally valid and binding obligations on the Purchaser, enforceable against the Purchaser in accordance with the terms thereof.

3    The entering into of this Agreement and any Transaction Document by the Purchaser and the fulfilment of its obligations thereunder do not and will not conflict with, or constitute a breach of or a default or termination event under, any corporate document of the Purchaser, any agreement or instrument by which the Purchaser is bound, or any Law or order of a Governmental Entity or other restriction of any kind, that applies to or binds the Purchaser, except in each case where such conflict, breach, default or termination event would not reasonably be expected to prevent or materially delay Completion or the Purchaser’s ability to perform its material obligations under this Agreement.

4    Except as expressly otherwise provided in this Agreement, no filing, application, registration, notification (or similar action) with, or consent, approval, authorization, clearance or waiver from any Governmental Entity or other Person is required on the part of the Purchaser to enter into this Agreement or to consummate the transactions contemplated by this Agreement, other than any filing, application, registration, notification, consent, approval, authorization, clearance or waiver that:

(a)     has been, or will be, obtained or made prior to Completion; or
(b)     relates to the Dutch Works Council Act, the SER Merger Code, merger control, foreign investment, securities laws, stock exchange rules, regulatory filings or similar legal requirements applicable to the Transaction.

5    The Purchaser has arranged all necessary financing and will at the Completion Date have sufficient funds available to enable it to perform the obligations to be performed by it hereunder and to complete the Transaction, including without limitation the obligation to make payments of the Purchase Price and any other amounts contemplated by this Agreement as and when due under this Agreement. For the avoidance of doubt, nothing in this Schedule 7 (Purchaser’s Warranties) shall limit the Purchaser's rights under this Agreement to withhold, escrow, deduct, defer, set off or otherwise adjust any amount to the extent expressly permitted by the Agreement.

6    The Purchaser has no present intention, plan, or program to terminate the employment of any employee of the Group solely as a result of, or in connection with the Transaction as at Completion Date. No redundancies, collective dismissals, or individual terminations of employment have been decided upon or approved by the Purchaser or any of its Affiliates solely as a result of the Transaction. The Purchaser shall not, and shall procure that none of its Affiliates shall, for a period of twelve (12) months following the Completion Date, implement any redundancy program, collective dismissal procedure, or individual termination of employment that is solely and directly attributable to the change of ownership of the Group resulting from the Transaction and not based on post-Completion business, operational, performance, integration, restructuring, financial, legal, compliance, customer, supplier, market or other bona fide business reasons.

7    Nothing in the foregoing paragraph shall prohibit the Purchaser, any member of the Purchaser’s Group or any Group Company after Completion from making changes required by Law, applicable works council or employee consultation procedures, contractual obligations, ordinary course performance management, disciplinary action, replacement of employees, non-renewal of temporary contracts, voluntary separations, employee-requested changes, terminations for cause, or bona fide integration, organizational, operational, commercial, financial, compliance, IT, reporting or governance changes that are not solely and directly attributable to the change of ownership of the Group.

SIGNATURE PAGE SHARE PURCHASE AGREEMENT PULS

The Seller

Signed for and on behalf of Hydratec Industries N.V.
By its statutory director:

/s/ B.F. Aangenendt
Name: B.F. Aangenendt
Title: statutory director

The Purchaser

Signed for and on behalf of Kimball Electronics Netherlands B.V.
By its statutory directors:

/s/ K. Sudol
Name: K. Sudol
Title: statutory director

/s/ A.D. Regrut
Name: A.D. Regrut
Title: statutory director

The Guarantor

Signed for and on behalf of Kimball Electronics, Inc.
By Chief Legal & Administrative Officer:

/s/ D.A. Hass
Name: D.A. Hass
Title: Chief Legal & Administrative Officer: